As submitted confidentially to the Securities and Exchange Commission on August 1, 2023.

Maverick Lifestyle Inc. has requested confidential treatment of this Amendment No. 2 to draft registration statement and associated correspondence pursuant to Rule 83 promulgated by the Securities and Exchange Commission. This Amendment No. 2 to draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Maverick Lifestyle Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	3999	88-1825059
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7427 NC Hwy 58 South
Stantonsburg, North Carolina 27883

(631) 964-1111

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Victor Krahn

Chief Executive Officer

7427 NC Hwy 58 South
Stantonsburg, North Carolina 27883

(631) 964-1111

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Cavas S. Pavri, Esq. Marc E. Rivera, Esq. ArentFox Schiff LLP 1717 K Street Washington, DC 20006 Telephone: (202) 724-6847 Fax: (202) 778-6460	Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Telephone: (202) 869-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated [   ], 2023.

PRELIMINARY PROSPECTUS

[         ] Shares

Class A Common Stock

We are making an initial public offering of [     ] shares of our Class A Common Stock.

Currently, no public market exists for our common stock. We expect the initial public offering price to be between $[      ] and $[     ] per share. We have applied to list our Class A Common Stock on the NASDAQ Capital Market under the symbol “MVRK”. We believe that upon the completion of this offering, we will meet the standards for listing, and the closing of this offering is contingent upon such listing.

We have two classes of authorized common stock, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock. Each share of Class A Common Stock is entitled to one vote per share. As of the date of this prospectus, Maverick Collective, Inc., the sole holder of our outstanding Class B Common Stock, holds approximately [___]% of the voting power of our outstanding capital stock and is therefore our controlling shareholder.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.” for more information.

After completion of this offering, public investors in the public offering will own approximately [    ]% of our outstanding shares of Class A Common Stock, other investors will own approximately [    ]% of our outstanding shares of Class A Common Stock, and 100% of our outstanding Class B Common Stock will be owned by Maverick Collective, Inc., through which Victor Krahn, our sole director and CEO, holds 100% of his holdings in the Company. Accordingly, we are a “controlled company” under Nasdaq corporate governance rules and are eligible for certain exemptions from these rules, though we do not intend to rely on any such exemptions. See “Risk Factors – We will be a ‘controlled company’ within the meaning of the listing rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies” for more information.

An investment in our common stock involves significant risks. You should carefully consider the risk factors beginning on page 8 of this prospectus before you make your decision to invest in our Class A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discounts and commissions (1)
Proceeds to us, before expenses (2)

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Boustead Securities, LLC, the representative of the underwriters. We have also agreed to issue warrants to the representative of the underwriters to purchase a number of shares of Class A Common Stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. We have also agreed to reimburse the representative for certain expenses, and the representative. See “Underwriting” for a complete description of the compensation arrangements.
(2)	We estimate the total expenses payable by us, excluding the underwriting discount and non-accountable expense allowance, will be approximately $ .

The underwriters may also exercise their option to purchase up to [     ] additional shares of Class A Common Stock from us at the public offering price, less the underwriting discount, for 45 days after the date of this prospectus to cover over-allotments, if any.

Delivery of the shares of Class A Common Stock is expected to be made on or about __________, 2023.

Boustead Securities, LLC

The date of this prospectus is ____________, 2023

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data and forecasts that we obtained from industry publications and surveys as well as public filings and internal company sources. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources. While we believe that all such information contained in this prospectus is accurate and complete, nonetheless such data involve uncertainties and risks, including risks from errors, and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Class A Common Stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, each included elsewhere in this prospectus. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company,” or “our Company,” and “Maverick” refer to Maverick Lifestyle Inc., a Nevada corporation.

Overview

We are a “Hemp Canna-Infused Products Company” primarily engaged in the manufacturing, branding, marketing, distribution and sales of products infused with hemp-derived cannabinoids (including but not limited to delta-8- tetrahydrocannabinol (“delta-8-THC”), delta-9-THC, delta-10-THC, Hexahydrocannabinol (“HHC”), cannabidiol (“CBD”), Cannabigerol (“CBG”) and cannabinol (“CBN”)). Our current products include pre rolled hemp joints and hemp cigarettes, hemp cigarillos, blunts, disposable vapes, gummies and puff ball edibles. All of our products are farm bill compliant with less than .3% delta 9 THC.

Our business is also engaged in the development of high speed rolling manufacturing technology specifically designed for the hemp and cannabis industry, such as converting high speed tobacco rolling machines to roll stickier products such as delta-8-THC, HHC infused hemp, packing machines to automatically package rolled products into consumer packaging ready for the shelf, factory scaled machines to process raw hemp and the processes and equipment to add terpenes and flavors to hemp, to infuse hemp with cannabinoids and to formulate into ready to roll base material.

Our goal is to provide choice, affordability, and a legal smoking experience for both existing tobacco and marijuana consumers and new hemp smokers as a preferred adult-use alternative to tobacco products and expensive, inaccessible cannabis consumption. We were founded in 2019 upon the premise of giving smokers an alternative to tobacco and nicotine addiction with our BLAZ brand CBD hemp cigarette. Based on the growth of our sales of BLAZ, we expanded to encompass factory operations and have attempted to capitalize on a new opportunity within the hemp product landscape, namely alternative cannabinoids such as d8 and HHC that are derived from hemp and offer similar taste, feel and attributes of cannabis.

We were formed on March 25, 2022 and have a limited operating history. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. In addition, we have incurred significant net losses since our inception, with net losses of $1.6 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of approximately $5.9 million, and a working capital deficit of approximately $1.3 million; as a result, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern.

Our Market

We believe our products target consumers of both tobacco products and cannabis products in the United States. The U.S. tobacco market size was valued at $75.9 billion in 2021 according to Grand View Research (https://www.grandviewresearch.com/industry-analysis/us-tobacco-market). The U.S. legal cannabis market is valued at $16.1 billion annually and growing at 30% a year according to an article in zippia.com dated July 14, 2022 (https://www.zippia.com/advice/largest-cannabis-companies/). The combustible market includes traditional cigarettes, cigars, electronic vapes, and combustible hemp products, but has historically been dominated by traditional cigarettes, which account for 75% of the worldwide tobacco sales. The CDC states that 34 million American adults currently smoke cigarettes and over 70% have some desire to quit. The market for pre-rolled cannabis products in states in which it is legal increased 38% in 2021 according to MJBizDaily.com and continues growing fast as consumers are flocking to a convenient way to enjoy flower versus grinding and rolling their own. With the advent of hemp-based THC cannabinoids such as delta-8-THC, delta-10-THC, and HHC, we believe the hemp smokables market is primed to grow as consumers on the heavily populated east and south coasts of America where cannabis is not yet legal recreationally now have access to a legal, convenient, affordable way to consume THC products.

While the alternative cannabinoid market has many products, the combustible market has a smaller number of competitors of which Maverick is one. We believe smoking hemp is becoming more acceptable in mainstream society for those who smoke, and even a chosen alternative to cannabis consumption with delta-8-THC and HHC compounds. A September 24, 2020 Hemp Industry Daily report (https://hempindustrydaily.com/exclusive-tobacco-consumers-more-likely-to-convert-to-smokable-hemp-in-coming-year/), stated that tobacco smokers are 191% more likely to use hemp pre-rolls than the general population. Approximately 29% of cigarette smokers have indicated interested in smokable hemp according to Hemp Industry Daily. Our strategy is to capitalize on the current growing demand for smokable hemp and cannabis like products by offering nicotine-free, tobacco-free and cannabis free legal organically grown hemp that is tobacco-free. We believe our manufacturing processes will allow us to realize attractive margins for all of our distributed and proprietary branded products.

Our Products

We manufacture, distribute and market premium grade smokable filtered and unfiltered, CBD, Delta-8, HHC infused hemp pre-rolls, blunts, hemp vapes and gummies containing less than 0.3% THC levels in accordance with the Farm Bill passed in 2018. We offer these products in various formats including, 20 pack and 10 pack pre-rolled cigarettes/ joints, 2 pack foil wrapped cigarillos/ blunts, as well as a single stick offered in a plastic tube that provides customers an opportunity to try the product at a lower price point and sampling out for marketing purposes. We have a number of display units and promotional items retailers can use to display and retail our products.

Maverick Lifestyle Brands

Our Maverick Lifestyle brands consist of five brands: DVNT (Deviant) brand, STAR USA brand, BLAZ brand, Green & Wild brand, and 2sies brand.

DVNT is our primary focus due to its favorable reception with consumers. Our DVNT branded products currently include prerolls, blunts, vapes, and gummies. We manufacture our DVNT prerolls and blunts in-house. Under our DVNT brand, we also sell disposable vapes, gummies and puff balls in a variety of flavors. We rely on third parties to manufacture the disposable vapes, gummies and puff balls we sell under our DVNT brand.

On the purely CBD hemp side we have 2sies hemp cigarillos that can be used as blunt wraps plus BLAZ, Green & Wild, and STAR USA which are CBD alternatives to cigarettes. We manufacture all of these products in-house. BLAZ flavor is authentic to hemp while STAR USA products mimic the flavor profile of a traditional tobacco cigarette. Our STAR USA hemp treatment process eliminates the cannabis odor profile of hemp and similar to fine-cut tobacco, our base material is derived entirely from plant matter, yet it has no tobacco content. We believe this in-house process forms a significant part of the value of STAR USA brand.

Our BLAZ brand and Green & Wild brand products are CBD premium smokes. We created Green & Wild to fit with a more traditional look and feel on the shelf of brick and mortar tobacco retailers. Green & Wild is geared towards the flavor forward smoker including menthol, cherry and mango. Our 2sies brand is an all hemp cigarillo in five flavors.

Our Corporate History and Structure

We were formed on March 25, 2022 in the State of Nevada as a holding company for MVRK Farms LLC (“MVRK Farms”) and MVRK Tobacco Manufacturing, LLC (“MVRK Tobacco”), both of which are wholly-owned Delaware subsidiaries. On March 25, 2022, we obtained all of the issued and outstanding equity in MVRK Farms and MVRK Tobacco in exchange for 2,954,803 shares of our common stock issued to the shareholders of MVRK Farms and 2,718,601 shares of our common stock issued to the shareholders of MVRK Tobacco.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Low Cost Scaled Manufacturing. By controlling our manufacturing facility we are able to control the cost of production, develop new products and scale our products rapidly which we believe gives us an advantage over smaller competitors and other start-up entities potentially looking to enter the industry. We also compete with other smokables companies, including with “Big Tobacco” manufacturers and distributors, for shelf space in retail outlets and for marketing focus by our distributors, many of whom also distribute other smokables brands. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources, and more developed and extensive distribution networks than ours.

●	Proprietary machinery technology. By contracting our unique production technology we believe we can produce revenue through private hemp/CBD white labels, and potentially attract cannabis producers (in states where it is legal) who recognize and value an entirely new production paradigm. Our machinery is based on our customizing cigarette and cigar rolling machines to better process hemp-based products. We have not applied for or obtained patents for these customizations; however, we treat the customizations as our trade secrets.

●	Brand recognition. We are currently distributed in distributors and retail stores in 25 states. From the start of our operations with the brand BLAZ to the current iteration of five brands and the rapid customer adoption of alternative cannabinoids derived from hemp represented by our brand DVNT, we believe our footprint is primed for further growth.

●

Revenue generating hemp smokable company. We source, design, manufacture, distribute, market and sell in over 25 states, generating revenue from our own brands for the last three years. We distribute and market our products across the United States only as allowed by individual state laws. State regulation of hemp and hemp-derived products varies and will likely continue to vary on a state-by-state basis. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of our operations as they relate to the cultivation of hemp. Further, such variance in state laws that may frequently change increases our compliance costs and risk of error.

●	Experienced proven track record industry team veterans. We are led by CEO Victor Krahn, an experienced hemp supply chain veteran who exited his previous business in a sale to Canopy Growth for $300 million. Our CTO Bryce Foreman is a hemp industry leader having inserted himself in the hemp world early applying his analytic and relationship building skills honed from years working for top oil and gas firms such as Suncor.

●

Nimble and dynamic outlook. In managing our manufacturing facility, which we lease from an entity owned and controlled by our controlling shareholder and chief executive officer, Mr. Krahn, we believe we can pivot to new market trends almost instantly, while competitors who white label and contract have to wait long periods of time to implement new strategy. As the hemp/CBD alternative cannabinoid business changes and evolves, we will be ready for whatever new opportunities come about.

Risks Relating to Our Business

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our securities. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors”:

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	Our ability to develop, commercialize and distribute hemp smokables products and comply with laws and regulations governing cannabis, hemp or related products will affect our operational results.

●	Our business is subject to many regulations and noncompliance is costly.

●	Our business depends on our ability to develop a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

●	We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

●	Third parties may infringe on our brands, trademarks, and other intellectual property rights, which may have an adverse impact on our business.

●	We rely on third parties to provide us with adequate raw materials, as well the Internet and networking services we utilize, and the loss or disruption of any of which could cause our revenue, earnings, or reputation to suffer.

●	Competition from traditional and large, well-financed tobacco or nicotine cigarette manufacturers or distributors may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

●	We may experience a reduced demand for some of our products due to health concerns and legislative initiatives against smokables products.

●	Our reliance on distributors and retailers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

●	Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

●	After this offering, our CEO and director will continue to exercise significant control over us, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

●	We will be a “controlled company” within the meaning of the listing rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Online security breaches could harm our business.

●	We have debt which could adversely affect our ability to raise additional capital to fund operations and prevent us from meeting our obligations under outstanding indebtedness.

Impact of the COVID-19 Pandemic

Our operations were impacted by a range of external factors related to the COVID-19 pandemic. For example, many cities, counties, and state imposed a wide range of restrictions on the physical movement of our employees, distributors, and customers to limit the spread of the pandemic, including physical distancing, travel bans and restrictions, closure of non-essential business, quarantines, work-from-home directives, shelter-in-place orders, and limitations on public gatherings. These measures caused business slowdowns or shutdowns in affected areas.

We were required to implement restrictions in our facilities and our ability to contact retailers was limited during 2020 and portions of 2021. In addition, during these periods, our customers were limited in visiting retailers, which adversely effected our business.

These changes disrupted our business, and similar changes in the future may disrupt the way we operate our business. The duration and extent of the impact from the pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions and the disruption caused by such actions, the effectiveness of vaccines and other treatments for COVID-19, and the impact of these and other factors on our employees, distributors, customers, and retailers. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed.

To the extent the pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as the term is used in The Jumpstart Our Business Startups Act of 2012 (JOBS Act), and therefore, we may take advantage of certain exemptions from various public company reporting requirements, including:

●	a requirement to only have two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis;

●	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a non-binding advisory stockholder vote on executive compensation and any golden parachute payments.

We intend to take advantage of all of these reduced reporting requirements and exemptions. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.07 billion of non-convertible debt over a three-year period. We have taken advantage of some of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class B Common Stock is entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class A Common Stock is entitled to one vote on any such matter. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

In this offering, we are offering shares of Class A Common Stock. Maverick Collective, Inc. owns 4,875,753 shares of our outstanding Class B Common Stock, which amounts to 48,757,530 votes. The shares of Class B Common Stock held by Maverick Collective, Inc. are controlled by Victor Krahn. Prior to this offering, there were 4,875,753 shares of Class B Common Stock outstanding representing voting power of 48,757,530 votes, [____] shares of Class A Common Stock outstanding representing voting power of [____], and no shares of preferred stock outstanding. As a result, out of a total of [_____] shares of outstanding common stock representing total voting power of [_____] votes, Maverick Collective, Inc. controls approximately [__]% of the voting power before this offering. Following this offering, taking into consideration the shares of Class A Common Stock offered hereby, and assuming that the underwriters do not exercise the over-allotment option, even if 100% of such shares are sold, Maverick Collective, Inc., and its officers and managers, all of whom are also some of our officers and directors, will retain controlling voting power in the Company based on having approximately [___]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Reverse Split

On May 4, 2023, we effected a one-for-5.07614 reverse split of our common stock. All share and per share information has been restated retroactively, giving effect to the reverse split for all periods presented.

Company Information

Our principal executive offices are located at 7427 NC Hwy 58 South, Stantonsburg, North Carolina 27883. Our website address is www.mvrkfarms.com. The information on or accessible through our website is not part of this prospectus.

THE OFFERING

Shares being offered:	[ ] shares of Class A Common Stock (or [ ]) shares of Class A Common Stock if the underwriters’ overallotment option is exercised in full)

Offering price:

We currently estimate that the initial public offering price will be between $[    ]  and $[   ]  per share of Class A Common Stock. For purposes of this prospectus, the assumed initial public offering price per share of Class A Common Stock is $[       ], the midpoint of the anticipated price range. The actual offering price per share will be as determined between the underwriters and us based on market conditions at the time of pricing and the actual number of shares we will offer will be determined based on the actual initial public offering price. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price.

Shares outstanding immediately before the offering:	[___] shares of Class A Common Stock and 4,875,753 shares of Class B Common Stock.

Shares outstanding after the offering:	[___] shares of Class A Common Stock (or [___] shares if the underwriters exercise the over-allotment option in full) and 4,875,753 shares of Class B Common Stock.

Overallotment Option:

We have granted the underwriters a 45-day option to purchase up to [         ] shares of our Class A Common Stock (constituting 15% of the shares sold in this offering) at the public offering price less underwriting discounts and commissions, solely to cover over-allotments, if any.

Representative’s Warrant:

We have agreed to issue to the representative of the underwriters (or its permitted assignees) warrants to purchase up to a total number of shares of Class A Common Stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to 100% of the initial public offering price of the shares sold in this offering (subject to adjustments). The representative’s warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the closing of this offering and expiring on the fifth anniversary of the commencement date of sales in this offering. The representative’s warrants will have a cashless exercise provision and will provide for immediate “piggyback” registration rights with respect to the registration of the shares of Class A Common Stock underlying the warrants for a period of seven years from commencement of sales of this offering. The registration statement of which this prospectus forms a part also registers the representative’s warrants and the shares of common stock issuable upon exercise of the representative’s warrants. See the “Underwriting” section for more information

Use of proceeds:

We expect to receive net proceeds of approximately $[     ] from this offering (or approximately $[      ] if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $[     ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering for marketing and advertising, hiring key personnel, machine upgrades, general working capital and other corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our securities.

Lock-up:	We, our officers, directors and holders of 5% or greater of our common stock have agreed to be locked up for a period of twelve months from the date on which the trading of our common stock commences. During the lock-up period, without the prior written consent of the underwriter, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common stock or any securities convertible into or exercisable or exchangeable for common stock, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for common stock. See “Underwriting—Company Lock-Up”.

Proposed trading market and symbol:

We have applied to list our Class A Common Stock on the Nasdaq Capital Market under the symbol “MVRK.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq. The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market.

The number of shares of common stock to be outstanding immediately after this offering is based on [____] shares of our Class A Common Stock and 4,875,753 shares of Class B Common Stock outstanding as of the date of this prospectus and excludes:

●	[___] shares of Class A Common Stock underlying our $8.05 million convertible loan outstanding, assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus);

●	[ ] shares of Class A Common Stock available for future issuance under the Maverick Lifestyle Inc. 2023 Stock Plan; and

●	[ ] shares of Class A Common Stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price of $[ ] per share.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL INFORMATION

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the fiscal years ended December 31, 2022 and 2021 are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of and for the three months ended March 31, 2023 and 2022 are derived from our unaudited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Statements of Operations Data	Year ended December 31, 2022	Year ended December 31, 2021	Three months ended March 31, 2023	Three months ended March 31, 2022

Revenue	$2,249,915	$2,250,071	$468,818	$502,358
Costs of Sales	970,200	1,002,171	131,752	98,339
General and administrative expense	470,398	905,357	115,237	106,865
Depreciation	1,886,588	1,886,588	471,647	471,647
Net income (loss) from operations	$(1,077,271	$(1,544,045)	$(249,818)	$(174,493)

Net loss per common share	$(0.28)	$(0.46)	$(0.08)	$(0.07)

	As of March 31, 2023
Balance Sheet Data	Actual	As adjusted – IPO (1)

Cash and cash equivalents	$119,196	$
Total assets	8,648,273
Working capital deficit	(7,241,533)
Accumulated deficit	(6,373,506)
Total stockholders’ equity (deficit)	(3,353,506)

(1)	The as adjusted – IPO column reflects (i) the net proceeds from the issuance of [ ] shares of common stock in a private placement at a purchase price of $[ ] per share, and (ii) the receipt of the net proceeds from the sale of [ ] shares of our common stock by us in this offering, assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the financial statements and the related notes, before making a decision to buy our Class A Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business Generally

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

As of March 31, 2023, we had an accumulated deficit of $6,373,506, and a working capital deficit of approximately $7,241,533, which raises substantial doubt about our ability to continue as a going concern. Further, we have incurred and expect to continue to incur significant costs in pursuit of our business plans. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

Our ability to develop, commercialize and distribute hemp smokables products and comply with laws and regulations governing cannabis, hemp or related products will affect our operational results.

As of December 31, 2020, more than 40 states had enacted legislation to establish hemp production programs pursuant to the 2018 farm bill (the Agricultural Improvement Act of 2018, the “2018 Farm Bill”), which legalized the regulated production of hemp. The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed hemp from the U.S. Controlled Substances Act (the “CSA”) and established a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marijuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA.

Marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, or any products derived from hemp containing in excess of 0.3% THC on a dry-weight basis, remain Schedule I substances under U.S. federal law. Cannabinoids derived from hemp are indistinguishable from those derived from marijuana, and confusion surrounding the nature of our smokables products containing hemp or CBD, inconsistent interpretations of the definition of “hemp”, inaccurate or incomplete testing, farming practices and law enforcement vigilance or lack of education could result in our products being intercepted by federal and state law enforcement as marijuana and could interrupt and/or have a material adverse impact on our business. We could be required to undertake processes that could delay shipments, impede sales, or result in seizures, proper or improper, that would be costly to rectify or remove and which could have a material adverse effect on our business, prospects, results of operations or financial condition. If we make mistakes in processing or labeling, and THC in excess of 0.3% on a dry-weight basis is found in our products, we could be subject to enforcement and prosecution under local, state, and federal laws which would have a negative impact on our business and operations. Such enforcement could result in the loss of federal trademark protection, the inability to deduct business expenses, the inability to receive lending and/or financing from banking institutions, and that our products may violate the CSA. If any of the foregoing actions occur, our business would be materially and adversely impacted.

Under the 2018 Farm Bill, states have authority to adopt their own regulatory regimes, and as such, regulations will likely continue to vary on a state-by-state basis. States take varying approaches to regulating the production and sale of hemp and hemp-derived products under state food and drug laws. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of our operations as they relate to the cultivation of hemp. Further, such variance in state laws that may frequently change increases our compliance costs and risk of error.

While some states explicitly authorize and regulate the production and sale of hemp products or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities, other states maintain outdated drug laws that do not distinguish between marijuana, hemp and/or hemp-derived CBD, resulting in hemp being classified as a controlled substance under state law. In these states, sale of CBD, notwithstanding origin, is either restricted to state medical or adult-use marijuana program licensees or remains otherwise unlawful under state criminal laws. Variance in hemp regulation across jurisdictions is likely to persist. This patchwork of state laws may, for the foreseeable future, materially impact our business and financial condition, limit the accessibility of certain state markets, cause confusion amongst regulators, and increase legal and compliance costs.

There are no express protections in the United States under applicable federal or state law for possessing or processing hemp biomass derived from lawful hemp not exceeding 0.3% THC on a dry weight basis and intended for use in finished product, but that may temporarily exceed 0.3% THC during the interim processing stages. While it is a common occurrence for hemp biomass to have variance in THC content during interim processing stages after cultivation but prior to use in finished products, there is risk that state or federal regulators or law enforcement could take the position that such hemp biomass is a Schedule I controlled substance in violation of the CSA and similar state laws. Further, there is a risk that state regulators and/or law enforcement may interpret provisions of state law prohibiting unlawful marijuana activity to apply to in-process hemp at any facility where we manufacture our hemp smokables products so that such activity is considered unlawful under state law.

In the event that our operations are deemed to violate any laws or if we are deemed to be assisting others to violate a state or federal law, we could be subject to enforcement actions and penalties, and any resulting liability could cause us to modify or cease its operations.

Continued development of the industrial hemp and cannabis industries will be dependent upon new legislative authorization of industrial hemp and cannabis at the state level, and further amendment or supplementation of legislation at the federal level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the industrial hemp and cannabis industries is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the various states where we have business interests. Any one of these factors could slow or halt use of industrial hemp and cannabis, which could negatively impact our business and financial results.

In addition, the general manufacture, labeling and distribution of our hemp smokables products is regulated by various federal, state, and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of our product claims or the ability to sell products in the future.

The shifting compliance environment and the need to build and maintain robust systems to comply with different compliance in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to our business, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, any of which could adversely affect the ability to operate our business and its financial results.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our hemp smokables products, including contents, labels, and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product is not in compliance with any of these regulations, we may be fined, or production may be stopped, which would adversely affect our financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we cannot anticipate whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the chemical content or health consequences of our hemp smokables products. These types of requirements, if they become applicable to one or more of our products under current or future environmental or health laws or regulations, may inhibit sales of such products. In California, a law requires that a specific warning appear on any product that contains a component listed by the state as having been found to cause cancer or birth defects. This law recognizes no generally applicable quantitative thresholds below which a warning is not required. If a component found in one of our products is added to the list, or if the increasing sensitivity of detection methodology that may become available under this law and related regulations as they currently exist, or as they may be amended, results in the detection of an infinitesimal quantity of a listed substance in one of our hemp smokables products produced for sale in California, the resulting warning requirements or adverse publicity could affect our sales.

There is substantial concern regarding the effect of long-term use of electronic cigarettes and vaping products. Should electronic cigarettes or vapor products, including the vape products we market under our DVNT brand, be determined conclusively to pose long-term health risks, including a risk of vaping-related lung injury, our business will be negatively impacted.

The U.S. Centers for Disease Control and Prevention (the “CDC”), the U.S. Food and Drug Administration (“FDA”), state and local health departments, and other clinical and public health partners are continuing to monitor e-cigarette, or vaping, product use-associated lung injury. Recently, the identification of many cases of e-cigarette or vaping product use associated lung injury has led to significant scrutiny of e-cigarette and other vaporization products. Lung injury and other public health concerns could contribute to negative perceptions of vaping and smoking, which in turn could lead consumers to avoid our vape products, which would materially and adversely affect our results of operations.

Our business strategy relating to the development and introduction of new products and services exposes us to risks such as limited customer and/or market acceptance and additional expenditures that may not result in additional net revenue.

An important component of our business strategy is to focus on new products and services that enable us to provide immediate value to our customers. Customer and/or market acceptance of these new products and services cannot be predicted with certainty, and if we fail to execute properly on this strategy or to adapt this strategy as market conditions evolve, our ability to grow revenue and our results of operations may be adversely affected. If we fail to successfully implement our business strategy, our financial performance and our growth could be materially and adversely affected.

If we fail to successfully improve our customer experience, including the development of new product offerings and the enhancement of our existing product offerings, our ability to retain existing customers and attract new customers may be materially adversely affected.

Our customers have a wide variety of options for purchasing products in our market, including traditional and online stores and brick and mortar, and consumer tastes and preferences may change from time to time.  Our ability to retain existing customers, attract new customers and increase customer engagement with us will depend in part on our ability to successfully improve our customer experience, including by creating and introducing new product offerings and improving upon and enhancing our existing product offerings.  If our new or enhanced product offerings are unsuccessful, including because they fail to generate sufficient revenue or operating profit to justify our investments in them, our business and operating results could be materially adversely affected.  Furthermore, new customer demands, tastes or interests, superior competitive offerings or a deterioration in our product quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model.

Developing and launching new product offerings or enhancements to our existing product offerings involves significant risks and uncertainties, including risks related to the reception of such product offerings by our existing and potential future customers, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast demand and related supply), inability to adequately support new offerings or enhancements with sufficient marketing investment and negative publicity in the event such new or enhanced product offerings are perceived to be unsuccessful.   In addition, developing and launching new product offerings and enhancements to our existing product offerings may involve significant upfront capital investments and such investments may not prove to be justified.  Any of the foregoing risks and challenges could materially adversely affect our ability to attract and retain customers as well as our visibility into expected operating results, and could materially adversely affect our business, financial condition, and operating results.

Our business depends on our ability to develop a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We must develop a strong and trusted brand in our industry to be successful, and we believe our future success depends on our ability to maintain and grow the value of the Maverick Lifestyle brands.  Maintaining, promoting, and positioning our brand and reputation will depend on, among other factors, the success of our safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience.  Any negative publicity, regardless of its accuracy, could materially adversely affect our business.  Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact.  Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted.  Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience.  Information concerning us, regardless of its accuracy, may be posted on such platforms at any time.  Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate, and we may have little or no opportunity to respond or to seek redress or a correction.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our target market: trendy, young consumers looking for a distinctive product tonality and/or the perceived benefits of hemp, CBD and CBG in their smokables as compared to nicotine or tobacco-based smokables. In addition, our business depends on acceptance by our independent distributors and retailers of our brands that have the potential to provide incremental sales growth. If we are not successful in the growth of our brand and product offerings, we may not achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. In addition, we may not be able to effectively execute our marketing strategies in light of the various closures and cancellations caused by the COVID-19 pandemic. Any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

We depend on our management team.

Our future success primarily depends on the efforts of the existing management team, particularly, Victor Krahn, our Chief Executive Officer, and Bryce Foreman, our Chief Technology Officer. The loss of the services of any of our management team could materially and adversely affect our business prospects. We do not carry “key-man” life insurance on the lives of any of our employees or advisors. As sufficient funds become available, we intend to hire additional qualified personnel. Significant competition exists for such personnel and, accordingly, our compensation costs may increase significantly.

We face competition for staffing, which may increase our labor costs and reduce profitability.

We compete with other hemp and cannabis in recruiting qualified management, including executives with the required skills and experience to operate and grow our business, and staff personnel for the day-to-day operations of our business. These challenges may require us to enhance wages and benefits to recruit and retain qualified management and other professionals. Difficulties in attracting and retaining qualified management and other professionals, or in controlling labor costs, could have a material adverse effect on our profitability.

Our manufacturing facility is subleased from an entity owned by Victor Krahn, our controlling shareholder and Chief Executive Officer, which may create, or appear to create a conflict of interest.

We sublease an 80,000 square foot facility located northeast of Raleigh, North Carolina, where we operate our machinery and production, as well as general administration functions and all distribution shipping logistics. We sublease this space from North Carolina Tobacco Manufacturing LLC (“NCTM”) which is an entity owned by Victor Krahn, our controlling shareholder and CEO. The landlord is MVRK Holdings LLC which is also owned by Mr. Krahn. The sublease agreement is terminable by the landlord at any time and has payment terms of $1,400 monthly.

In addition, MVRK Farms has a manufacturing and distribution agreement with NCTM for a fee of $0.005 per stick sold by NCTM. NCTM also pays a fee to MVRK Tobacco of $0.0002 per stick manufactured for the right to use the equipment held by MVRK Tobacco.

Mr. Krahn may be in a position to influence or manage the affairs of NCTM and MVRK Holdings LLC in a manner that may be viewed as contrary to the best interests of either the Company or its shareholders. In addition, if our sublease, which is terminable by the landlord at any time, is terminated without our consent, we would lose our sole manufacturing facility, which would materially harm our business operations.

Third parties may infringe on our brands, trademarks, and other intellectual property rights, which may have an adverse impact on our business.

We currently rely on a combination of trademark and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights, including our brands. If we fail to successfully enforce our intellectual property rights, the value of our brands and products could be diminished and our business may suffer. Our precautions may not prevent misappropriation of our intellectual property.

We may not be able to discover or determine the extent of any unauthorized use or infringement or violation of our intellectual property or proprietary rights.  Third parties also may take actions that diminish the value of our proprietary rights or our reputation.  The protection of our intellectual property may require the expenditure of significant financial and managerial resources.  Moreover, the steps we take to protect our intellectual property may not adequately protect our proprietary rights or prevent third parties from continuing to infringe or misappropriate these rights.  We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights, which could materially adversely affect our business, financial condition, and operating results.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary.  Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.  Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and could materially adversely affect our business, financial condition, and operating results.  Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.  These steps may be inadequate to protect our intellectual property.  We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.  Despite our precautions, it may be possible for unauthorized third parties to use information that we regard as proprietary to create product offerings that compete with ours

We may be subject to intellectual property rights claims.

Third parties may make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle and could significantly divert management’s attention from other business concerns. In addition, if we were unable to successfully defend against such claims, we may have to pay damages, stop selling the product or stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing product, technology, or content or develop alternative non-infringing products, technology, or content. If we cannot license on reasonable terms, develop alternatives, or stop using the product, technology, or content for any infringing aspects of our business, we may be forced to limit our service and product offerings. Any of these results could reduce our revenue and our ability to compete effectively, increase our costs or harm our business.

We rely on third parties to provide us with adequate raw materials, as well as the Internet and networking services we utilize, and the loss or disruption of any of which could cause our revenue, earnings, or reputation to suffer.

We rely on third-party manufacturers to supply all of the raw materials we require for our products, as well as packaging materials. If we are unable to obtain sufficient quantity, quality and variety of raw materials and packaging materials in a timely and low-cost manner from our manufacturers, we will be unable to fulfill our customers’ orders in a timely manner, which may cause us to lose revenue and market share or incur higher costs, as well as damage the value of our brands.

Our business also depends on a number of third parties for Internet access and networking, and we have limited control over these third parties. Should our network connections go down, our ability to fulfill orders would be delayed. Further, if our website becomes unavailable for a noticeable period of time due to Internet or communication failures, our business could be adversely affected, including harm to our brands and loss of sales.

Therefore, we are dependent on these third parties. The services we require from these parties may be disrupted by a number of factors, including the following:

●	Labor disruptions;

●	Delivery problems;

●	Internal inefficiencies;

●	Equipment failure;

●	Severe weather;

●	Fire;

●	Natural or man-made disasters; and

●	With respect to our suppliers, shortages of product or regulatory compliance issues.

Competition from traditional and large, well-financed tobacco or nicotine cigarette manufacturers or distributors may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The smokables industry is highly competitive. We compete with other smokables companies, including “Big Tobacco” manufacturers and distributors, for shelf space in retail outlets and for marketing focus by our distributors, many of whom also distribute other smokables brands. Our products compete with both tobacco-based and hemp-based smokables, many of which are marketed by companies with substantially greater financial resources than ours. We also compete with regional hemp smokables producers and “private label” smokables suppliers.

Our direct competitors in the hemp smokables industry mainly include medium size independent companies and distributors as well as regional or niche smokables companies. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources, and more developed and extensive distribution networks than ours. We may not be able to increase our volumes or maintain our selling prices, whether in existing markets or as we enter new markets.

Increased competitor consolidations, market-place competition, particularly among branded hemp smokables products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. Competition, particularly from companies with greater financial and marketing resources than ours, could have a material adverse effect on our existing markets, as well as on our ability to expand the market for our products.

We compete in an industry characterized by rapid changes in consumer preferences and public perception, so our ability to continue developing new products to satisfy our consumers’ changing preferences will determine our long-term success.

Failure to introduce new brands, products or product extensions into the marketplace as current ones mature and to meet our consumers’ changing preferences could prevent us from gaining market share and achieving long-term profitability. Product lifecycles can vary, and consumers’ preferences and loyalties change over time. We may not succeed at innovating new products to introduce to our consumers. Customer preferences also are affected by factors other than taste, such as health and nutrition considerations and obesity concerns, shifting consumer needs, changes in consumer lifestyles, increased consumer information and competitive product and pricing pressures. Sales of our products may be adversely affected by the negative publicity associated with these issues. If we do not adequately anticipate or adjust to respond to these and other changes in customer preferences, we may not be able to maintain and grow our brand image and our sales may be adversely affected.

We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products.

Our future business success will depend upon our ability to maintain and enhance our product portfolio with respect to advances in technological improvements for certain products and market products that meet customer needs and market conditions in a cost-effective and timely manner. We may not be successful in gaining access to new products that successfully compete or are able to anticipate customer needs and preferences, and our customers may not accept one or more of our products. If we fail to keep pace with evolving technological innovations or fail to modify our products and services in response to customers’ needs or preferences, then our business, financial condition and results of operations could be adversely affected.

We may experience a reduced demand for some of our products due to health concerns and legislative initiatives against smokables products.

Consumers are concerned about health and wellness; public health officials and government officials are increasingly vocal about nicotine smoking, nicotine vaping, and their adverse consequences. There has been a trend among many public health advocates to pursue generalized reduction in consumption of smokables products, as well as increased public scrutiny, new taxes on smokables products, and additional governmental regulations concerning the marketing and labeling/packing of smokable products. Additional or revised regulatory requirements, whether labeling, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. Further, increasing public concern with respect to smokables could reduce demand for our hemp smokables products.

We may be subject to product liability claims and other claims of our customers.

The sale of hemp smokables products to consumers involves a certain level of risk of product liability claims and the associated adverse publicity. Because use of our hemp smokables products could cause injury to consumers if packaging or ingredients are defective, we are subject to a risk of claims for such injuries and damages.

In addition, our customers may bring suits against us alleging damages for the failure of our products to meet stated specifications or other requirements. Any such suits, even if not successful, could be costly, disrupt the attention of our management and damage our negotiations with distributors and/or customers. Any attempt by us to limit our product liability in our contracts may not be enforceable or may be subject to exceptions. Insurance coverage, particularly as it relates to products relating to the hemp industry, is expensive, and coverage may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. We cannot be sure that our contract manufacturers or manufacturing partners who produce our packaging and ingredients will have adequate insurance coverage themselves to cover against potential claims. If we experience a large insured loss, it may exceed any insurance coverage limits we have at that time, or our insurance carrier may decline to cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position and potentially cause us to go out of business.

Our reliance on distributors and retailers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors and retailers strategically positioned to serve those areas. Most of our distributors and retailers sell and distribute competing products, including tobacco-based or nicotine-based smokables products, and our products may represent a small portion of their businesses. The success of our distribution network will depend on the performance of the distributors and retailers in our network. There is a risk they may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other hemp smokables companies who have greater resources than we do. To the extent that our distributors and retailers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing, and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors and retailers will depend on a number of factors, some of which are outside our control. Some of these factors include:

●	the level of demand for our brands and products in a particular distribution area;

●	our ability to price our products at levels competitive with those of competing products; and

●	our ability to deliver products in the quantity and at the time ordered by distributors and retailers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

We incur significant time and expense in attracting and maintaining key distributors, and loss of distributors or retails accounts would harm our business.

Our marketing and sales strategy depends in large part on the availability and performance of our independent distributors. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments from most of our distributors. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

We currently have approximately 200 distributors who service numerous retail accounts. If we were to lose any of our distributors, or if they were to lose national, regional, or larger retail accounts, our financial condition and results of operations could be adversely affected. While we continually seek to expand and upgrade our distributor network, we may not be able to maintain our distributor or retailer base. The loss of any of our distributors, or their significant retail accounts, could have adverse effects on our revenues, liquidity, and financial results, could negatively impact our ability to retain our relationships with our other distributors and our ability to expand our market, and would place increased dependence on our other independent distributors and national accounts.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

We depend on frequent deliveries of raw materials and other products from a variety of local, regional, and national suppliers, and some of our suppliers may depend on a variety of other local, regional, national, and international suppliers to fulfill the purchase orders we place with them.  The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms, ranches and other suppliers that provide crops and other raw materials that meet our quality and production standards.

We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner.  We have developed and implemented measures to ensure the safety and quality of our third party-supplied products.  However, no safety and quality measures can eliminate the possibility that suppliers may provide us with defective or out-of-specification products against which regulators may take action or which may subject us to litigation or require a recall.  Suppliers may provide us with raw materials that are or may be unsafe, raw material that is below our quality standards or raw material that is improperly labeled.  In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out-of-specification item into one of our deliveries.

Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, unanticipated demand, labor or distribution problems, changes in law or policy, raw material safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains.  Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop or animal diseases or crop pests.  Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition, and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

In addition, unexpected delays in deliveries from suppliers or increases in transportation costs (including through increased fuel costs) could materially adversely affect our business, financial condition, and operating results.  Labor shortages or work stoppages in the transportation industry, long-term disruptions to the national transportation infrastructure, reduction in capacity and industry-specific regulations such as hours-of-service rules that lead to delays or interruptions of deliveries could also materially adversely affect our business, financial condition, and operating results.

Changes in hemp costs and availability could materially adversely affect our business.

The future success of our business depends in part on our ability to anticipate and react to changes in supply costs and availability.  We are susceptible to increases in costs as a result of factors beyond our control, such as general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, safety concerns, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls and government regulations.  In particular, deflation in raw material prices could reduce the attractiveness of our product offerings relative to competing products and thus impede our ability to maintain or increase overall sales, while inflation, particularly periods of rapid inflation, could reduce our operating margins as there may be a lag between the time of the price increase and the time at which we are able to increase the price of our product offerings.  We generally do not have long-term supply contracts or guaranteed purchase commitments with our suppliers, and we do not hedge our commodity risks.  In limited circumstances, we may enter into strategic purchasing commitment contracts with certain suppliers, but many of these contracts are relatively short in duration and may provide only limited protection from price fluctuations, and the use of these arrangements may limit our ability to benefit from favorable price movements.  As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect our business, financial condition, and operating results.

Climate change may negatively affect our business.

There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe resulting in an increase in the frequency and severity of natural disasters. Changing weather patterns could have a negative impact on agricultural productivity, which may limit availability or increase the cost of certain key ingredients such as hemp. Also, increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our products. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased production, transportation and raw material costs. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. To date we have not experienced any negative impact on our business due to climate change, and as such, we have not implemented any specific risk management processes to address climate change.

If we encounter product recalls or other product quality issues, our business may suffer.

Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish our image and could cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, or allegations of product contamination, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image.

Packaging, labeling, and advertising requirements are subject to varied interpretation and selective enforcement.

Voluntary statements made by us or by certain third parties, whether on package labels or labeling, on websites, in print, in radio, on social media channels, or on television, can be subject to FDA regulation, FTC regulation, USDA regulation, state and local regulation, or any combination of the foregoing.  These statements may be subject to specific requirements, subjective regulatory evaluation, and legal challenges by plaintiffs.  FDA, FTC, USDA and state- and local-level regulations and guidance can be confusing and subject to conflicting interpretations.  Guidelines, standards, and market practice for, and consumers’ understandings of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements.  Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health and other claims, and plaintiffs have commenced legal actions against a number of companies that market products positioned as “natural” or “healthy,” asserting false, misleading, and deceptive advertising and labeling claims, including claims related to such products being “all natural” or that they lack any genetically modified ingredients.  Should we become subject to similar claims or actions, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant.  The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition, and operating results.

Our industry is highly competitive. If any of our competitors or a new entrant into the market with significant resources has products similar to ours, our business could be significantly affected.

Competition is intense in the smokeable hemp industry, and we must remain competitive in the areas of new trends in hemp smokeables, price, flavors, customer service and brand recognition. Some of our competitors have substantially greater resources. Our business could be adversely affected if someone with significant resources decided to imitate our services or products. Any increased competition from new entrants into our segments’ industry or any increased success by existing competition could result in reductions in our sales or prices, or both, which could have an adverse effect on our business and results of operations.

If we do not continue to receive referrals from existing customers, our customer acquisition cost may increase.

We rely on word-of-mouth advertising for a portion of our new customers. If our brands suffer or the number of customers acquired through referrals drops due to other circumstances, our costs associated with acquiring new customers and generating revenue will increase, which will, in turn, have an adverse effect on our profitability.

The COVID-19 pandemic has and may in the future negatively affect various aspects of our business, including reducing demand for our products, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Our operations were impacted by a range of external factors related to the COVID-19 pandemic. We were required to implement restrictions in our facilities and our ability to contact retailers was limited during 2020 and portions of 2021. In addition, during these periods, our customers were limited in visiting retailers, which adversely effected our business.

In an effort to halt the outbreak of COVID-19, the United States placed significant restrictions on travel and many businesses announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations, including our ability to manufacture, market, sell or distribute our products. Such restrictions and closure have caused or may cause temporary closures of the facilities of our suppliers, manufacturers or retailers. A disruption in the operations of our suppliers, distributors, retailers or our access to customers would likely impact our sales and operating results.

We are continuing to monitor and assess the effects of the COVID-19 pandemic on our commercial operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the disease. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results.

Our business is subject to data security risks, including security breaches.

We, or our third-party vendors on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers.  We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts.  Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future.  Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security.  We and our third-party vendors are at risk of suffering from similar attacks and breaches.  Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems.  Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks.  In addition, a party who is able to illicitly obtain a customer’s identification and password credentials may be able to access the customer’s account and certain account data.

Any actual or suspected security breach or other compromise of our security measures or those of our third party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations.  Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

We rely on email and other messaging services to connect with our existing and potential customers.  Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers’ computers, smartphones, tablets, or other devices.  Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs.  Any of these events or circumstances could materially adversely affect our business, financial condition, and operating results.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

If we become a public company, we will be required to comply with the rules of the SEC implementing the Sarbanes-Oxley Act, including requirements that our management certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.  Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2024. We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and to make annual assessments of our internal control over financial reporting.  As an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company.  At such time, our independent registered public accounting firm, and management, may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.

To comply with the requirements of being a public company, we will undertake various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.  Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business.  Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance.  If we identify any material weaknesses in our internal control over financial reporting, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be materially adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Relating to Our Use of the Internet to Sell Our Products

We are dependent on our telephone, Internet and management information systems for the sales and distribution of our potential products.

Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and proprietary management information system. A significant disruption in our telephone, Internet or management information systems could harm our relations with our customers and the ability to manage our operations. We can offer no assurance that our back-up systems will be sufficient to prevent an interruption in our operations in the event of disruption in our management information systems, and an extended disruption in the management information systems could adversely affect our business, financial condition, and results of operations.

Online security breaches could harm our business.

The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in our website. Substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, fraud, or misuse of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that can circumvent our security systems could steal proprietary information or cause interruptions in our operations. We cannot guarantee that our security measures will prevent security breaches. Any breach resulting in misappropriation of confidential information would have a material adverse effect on our business, financial condition, and results of operations.

Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations.

Online commerce is rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. The U.S. Congress has enacted Internet laws regarding online privacy, copyrights, and taxation. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. The adoption or modification of laws or regulations applicable to the Internet could harm our business operations.

Changing technology could adversely affect the operation of our website.

The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product, and service introductions, and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers’ changing preferences. However, we may experience difficulties that delay or prevent us from being able to do so.

Risks Related to Our Indebtedness

We are a party to an $8.05 million loan that matures in March 2024 and which is secured by all of our assets, which loan could adversely affect our ability to raise additional capital to fund operation.

We are party to a convertible loan in the principal amount of $8.05 million with BH Group, LLC. The outstanding principal amount and any accrued but unpaid interest is due and payable on March 5, 2024. Upon the completion of this offering, the loan will become convertible at the option of the lender into shares of our common stock at the public offering price in this offering. In addition, borrowings under the loan are secured by a first lien on our assets. If we fail to comply with the payments specified in the loan, the lender could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, since the borrowings under the loan are secured by a first lien on our assets, upon such an event of default, the lender may foreclose on our assets.

The amount of our outstanding indebtedness could have an adverse effect on our operations and liquidity, including by, among other things: (i) making it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions, because we may not have sufficient cash flows to make our scheduled debt payments; (ii) causing us to use a larger portion of our cash flows to fund interest and principal payments, thereby reducing the availability of cash to fund working capital, capital expenditures and other business activities; (iii) making it more difficult for us to take advantage of significant business opportunities, such as acquisition opportunities or other strategic transactions, and to react to changes in market or industry conditions; and (iv) limiting our ability to borrow additional monies in the future to fund the activities and expenditures described above and for other general corporate purposes as and when needed, which could force us to suspend, delay or curtail business prospects, strategies or operations.

Risks Related to an Investment in Our Class A Common Stock, and this Offering

The structure of our common stock has the effect of concentrating voting control with Victor Krahn; this will limit or preclude your ability to influence corporate matters. It may also limit the price and liquidity of our common stock due to its ineligibility for inclusion in certain stock market indices.

We are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class B Common Stock is entitled to ten votes per share on proposals requiring or requesting stockholder approval, and Class A Common Stock is entitled to one vote on any such matter.

In this offering, we are offering shares of Class A Common Stock. Maverick Collective, Inc. owns 4,875,753 shares of our outstanding Class B Common Stock, which amounts to 48,757,530 votes. The shares of Class B Common Stock held by Maverick Collective, Inc. are controlled by Victor Krahn. Prior to the commencement of this offering, there are expected to be 4,875,753 shares of Class B Common Stock outstanding representing voting power of 48,757,530 votes, [_____] shares of Class A Common Stock outstanding representing voting power of [_____] votes, and no shares of preferred stock outstanding. As a result, out of a total of [_____] shares of outstanding common stock representing total voting power of [_____] votes, Maverick Collective, Inc. controls approximately [___]% of the voting power before this offering. Following this offering, taking into consideration the shares of Class A Common Stock expected to be offered hereby, based on the estimated public offering price of $[___] per share, and assuming that the underwriters do not exercise the over-allotment option, even if 100% of such shares are sold, Maverick Collective, Inc., which is owned and controlled by Victor Krahn, will retain controlling voting power in the Company based on having approximately [___]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

In addition, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Common Stock less attractive to other investors. As a result, fewer investors may be willing to purchase our Class A Common Stock. In consequence, the market price and liquidity of our Class A Common Stock could be adversely affected.

We do not expect to pay any cash dividends to the holders of the common stock in the foreseeable future and the availability and timing of future cash dividends, if any, is uncertain.

We expect to use cash flow from future operations to support the growth of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Our board of directors will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions, or limitations with respect to dividends, applicable law, general operational requirements, and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in our common stock for an extended period of time, if at all.

Many of our officers and directors lack significant experience in, and with, the reporting and disclosure obligations of publicly traded companies in the United States.

Many of our officers and directors lack significant experience in, and with the reporting and disclosure obligations of publicly traded companies, and with serving as an officer and or director of a publicly traded company. This lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders. Consequently, our operations, future earnings and ultimate financial success could suffer irreparable harm due to our officers’ and director’s ultimate lack of experience in our industry and with publicly traded companies and their reporting requirements in general.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of common stock will be $[   ] per share, based on an assumed public offering price of $[   ] per share, which is the midpoint of the price range in this offering. The dilution figures also assume no exercise of the overallotment option by the underwriters. If outstanding stock options and warrants to purchase shares of common stock are exercised, there would be further dilution. See “Dilution.”

We will be a “controlled company” within the meaning of the listing rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because Maverick Collective, Inc., through which Mr. Krahn, our sole director and CEO, holds 100% of his holdings in the Company, owns a majority of the voting power of our common stock and will own a majority of the voting power of our common stock after this offering, we will be a “controlled company” as defined under the listing rules of Nasdaq. Under Nasdaq listing rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. For as long as we remain a controlled company, we are permitted to elect to rely on certain exemptions from Nasdaq’s corporate governance rules, including the following:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that our compensation committee be composed entirely of independent directors;

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or a nominating committee composed solely of independent directors;

Although we do not intend to rely on the “controlled company” exemptions to Nasdaq’s corporate governance rules, we could elect to rely on these exemptions in the future. If we elected to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering, and you would not have the same protection afforded to shareholders of companies that are subject to Nasdaq’s corporate governance rules.

If our stock price fluctuates, you could lose a significant part of your investment.

The market price of our common stock is subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our industry and our market. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited and our stock price could be adversely affected. As a small-cap company, we are more likely than our larger competitors to lack coverage from securities analysts. In addition, even if we receive analyst coverage, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us issue negative reports or adversely change their recommendations regarding our common stock, our stock price could decline.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

●	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

●	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, and instead may provide a reduced level of disclosure concerning executive compensation;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our common stock less attractive as a result of our election, we may have difficulty raising all of the proceeds we seek in this offering.

The market price of our stock may be highly volatile, and you could lose all or part of your investment.

The market for our common stock may be characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our stock price will be more volatile than the shares of such larger, more established companies for the indefinite future. The stock market in general, and the market for stocks of technology companies in particular, has recently been highly volatile. Furthermore, there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may also experience such volatility, including stock run-ups, upon completion of this offering, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

●	current or future financial performance;

●	management’s plans and objectives for future operations;

●	uncertainties associated with product research and development

●	uncertainties associated with dependence upon the actions of government regulatory agencies;

●	product plans and performance;

●	management’s assessment of market factors; and

●	statements regarding our strategy and plans.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of common stock of approximately $[   ] million (or approximately $[   ] million if the underwriters’ option to purchase additional common stock from us is exercised in full), based upon an assumed public offering price of $[   ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $[   ] per share would change our net proceeds by $[   ] million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[   ] million, assuming the assumed public offering price stays the same.

We intend to use the net proceeds from this offering as follows:

●	approximately $[ ] million for marketing and advertising;

●	approximately $[ ] million for hiring key personnel;

●	approximately $[ ] million for machine upgrades; and

●	the remainder for working capital.

We believe the net proceeds of this offering will be sufficient to meet our cash, operational and liquidity requirements until [      ].

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term investments such as money market funds, commercial paper, U.S. treasury bills and similar securities investments pending their use.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2023 on:

●	an actual basis; and

●	a pro forma as adjusted basis after giving effect to the sale of [ ] shares of our Class A Common Stock in this offering at a public offering price of $[ ] (the midpoint of the range set forth on the cover page of this prospectus), and our receipt of the estimated $[ ] in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	At March 31, 2023
	Actual	Pro Forma
Cash and cash equivalents	$119,196	$

Debt:
Notes payable - related party	$8,050,511
Other liabilities to related parties	$3,562,457

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 authorized, 0 shares issued and outstanding	-
Common stock, $0.001 par value: 490,000,000 shares authorized, actual and pro forma; [ ] shares issued and outstanding, actual and 5,675,564 shares issued and outstanding, pro forma	5.675
Additional paid-in capital	3,014,325
Accumulated deficit	(6,373,506)
Total stockholders’ equity (deficit)	(3,353,506)

Total capitalization	$8,258,462	$

The number of shares of common stock to be outstanding after this offering is based on [    ] shares outstanding as of December 31, 2022, and does not give effect to:

●	[___] shares of Class A Common Stock underlying our $8.05 million convertible loan outstanding, assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus);

●	[___] shares of Class A Common Stock available for future issuance under the Maverick Lifestyle Inc. 2023 Stock Plan; and

●	[ ] shares of Class A Common Stock common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price of $[ ] per share.

DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of March 31, 2023, our net tangible book value was ($3.4 million), or ($0.59) per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of shares of common stock in this offering at an assumed offering price of $[    ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and after deducting underwriting commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2023 would have been approximately $[    ], or approximately $[    ] per share. This represents an immediate increase in pro forma net tangible book value of $[     ] per share to our existing stockholders and immediate dilution of $[    ] per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of March 31, 2023:

Offering price per share	$
Net tangible book value per share at March 31, 2023		$(0.59)
Increase in net tangible book value per share to the existing stockholders attributable to this offering	$
Adjusted net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$

Each $1.00 increase (decrease) in the assumed public offering price of $[ ] per share, would increase (decrease) our as adjusted net tangible book deficit per share to existing investors by $[ ], and would increase (decrease) dilution per share to new investors in this offering by $[ ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $[ ] per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be approximately $[ ] per share of common stock.

The following tables set forth, as of [ ], 2023, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing holders of our common stock and the price to be paid by new investors at the public offering price.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders

Investors purchasing shares in this offering

Total

The number of shares of common stock to be outstanding after this offering is based on [ ] shares outstanding as of March 31, 2023, and does not give effect to:

●	[___] shares of Class A Common Stock underlying our $8.05 million convertible loan outstanding, assuming an initial public offering price of $[ ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus);

●	[ ] shares of Class A Common Stock available for future issuance under the Maverick Lifestyle Inc. 2023 Stock Plan; and

●	[ ] shares of Class A Common Stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price of $[ ] per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto included in this prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

We were formed on March 25, 2022, in the State of Nevada as holding company for MVRK Farms and MVRK Tobacco, both of which are wholly-owned Delaware subsidiaries. We are in the business of manufacturing, branding, marketing, distribution and sales of products infused with hemp-derived cannabinoids (including but not limited to delta-8-THC, delta-9-THC, delta-10-THC, HHC, CBD, CBG and CBN) such as pre rolled hemp joints and hemp cigarettes, hemp cigarillos, blunts, disposable live resin vapes, gummies and unique edibles.

Results of Operations

Comparison For the Three Months Ended March 31, 2023 and March 31, 2022

Product Sales

During the quarters ended March 31, 2023 and 2022 our sales were $468,818 and $502,358, respectively. All of our revenues during these periods were derived from product sales.

During the three months ended March 31, 2022 the sales were driven from our CBD brands, BLAZ, 2sies, StarUSA, our alt vape product Heylo and private label manufacturing. During the three months ended March 31, 2023 sales were driven largely from the newer DVNT product line. During the three months ended March 31, 2023, our DVNT brand comprised 87% of our revenues and no other brand represented 10% or more of our revenue. During the three months ended March 31, 2022, our STAR USA brand comprised 31% of our revenues, our Heylo brand comprised 32% of our revenues, our white label products represented 37% of our revenues, and no other brand represented 10% or more of our revenue.

Cost of Sales

The primary components of cost of sales are the hemp raw material, packaging, manufacturing costs to roll the hemp, machine costs, maintenance, and distribution fees. Our increase in cost of sales is mainly driven by increases in costs of making our popular DVNT brand compared to the rest of the brand portfolio.

During the three months ended March 31, 2023 and 2022 cost of sales amounted to $131,752 and $98,339, respectively, an increase of $33,413, with the majority of this increase due to DVNT product cost.

Depreciation

During the three months ended March 31, 2023 and 2022, cost due to depreciation was $471,647 for both quarters. Depreciation is mostly attributed to the equipment held by MVRK Tobacco.

General and Administrative

During the three months ended March 31, 2023 and 2022, costs related to general and administrative expenses were $115,237 and $106,865, respectively, an increase of $8,372 or 7.0%. The minimal increase is due to changes in promotional marketing strategies, which decreased from $48,379 to $4,543, and increased audit fees, which increased from $15,320 to $46,147. We expect our general and administrative expenses to increase substantially once we become a public company.

Loss from Operations

During the three months ended March 31, 2023, loss from operations amounted to $249,818 as compared to $174,493 for the three months ended March 31, 2022. The increase was attributed mainly the cost of goods from the DVNT product line as described above.

Other Income (Expense)

During the three months ended March 31, 2023 and 2022, other expense amounted to $219,375 for both quarters. Other expenses consisted entirely of interest expenses related to outstanding debt obligations.

Comparison For the Years Ended December 31, 2022 and 2021

Product Sales

During the years ended December 31, 2022 and 2021, our sales were $2,249,915 and $2,250,071, respectively. Approximately 98% of our revenues during these periods were derived from product sales with the remaining amounts generated from equipment rental.

During the year ended December 31, 2022, our DVNT brand comprised 48% of our revenues, our private label business comprised 32%, and no other brand represented 10% or more of our revenue. During the year ended December 31, 2021, our Heylo brand comprised 53% of our revenues, our 2sies brand comprised 28% of our revenues, our BLAZ brand comprised 15%, our Green & Wild brand comprised 10% of our revenues, and no other brand represented 10% or more of our revenue.

During the year ended December 31, 2021, we relied upon members of our sales team to collect receivables from customers. In early 2022, we revised our policy and began to have our administrative staff reach out to customers and collect past due accounts. During the year ended December 31, 2021, the $68,867 accounts receivable balance included $170,149 receivables with $101,282 reserved for doubtful accounts. Of the $167,985 of the past due receivables of which $20,201 of these accounts were collected upon, $115,765 of product was returned, we allowed $25,746 to become promotional credits, and $6,273 were written off. We have revised our terms to be “payment prior to shipment” with a limited number of accounts with 30 day or less terms.

Cost of Sales

The primary components of cost of sales are the hemp raw material, packaging, manufacturing costs to roll the hemp, machine costs, maintenance, and distribution fees. Our decrease in cost of sales is mainly driven by increase sales of our DVNT brand as compared to the rest of the brand portfolio which optimizes marketing dollars more effectively due to the desirability of the product itself.

During the years ended December 31, 2022 and 2021, cost of sales amounted to $970,200 and $1,002,171, respectively, a decrease of $31,971 or 3.2% due to a moderate reduction in the cost of hemp.

Depreciation

During the years ended December 31, 2022 and 2021, cost due to depreciation was $1,886,588 for both years. Depreciation is mostly attributed to the equipment held by MVRK Tobacco.

General and Administrative

During the years ended December 31, 2022 and 2021, costs related to general and administrative expenses were $470,398 and $905,357, respectively, a decrease of $434,959 or 48.0%. The decrease is due to $467,000 in allowance for doubtful accounts or bad debt expense in 2021 that we did not have in 2022. General and administrative expenses relate to office supplies, legal, promotional items, insurances, trade shows, consulting fees, dues/subscriptions, and bank fees. During the year ended December 31, 2022, our most significant components of general and administrative expenses were $96,459 in legal fees, $117,524 in accounting fees, and software expenses of $23,628. During the year ended December 31, 2021, our most significant components of general and administrative expenses were $59,900 in legal fees, $74,428 in accounting fees, and software expenses of $57,379.

Loss from Operations

During the year ended December 31, 2022, loss from operations amounted to $1,077,271 as compared to $1,544,045 for the year ended December 31, 2021. The decrease was attributed mainly the reduction in general and administrative expenses described above.

Other Income (Expense)

During the year ended December 31, 2022, other expense amounted to $877,500 as compared to other expense of 728,987 for the year ended December 31, 2021. Other expenses consisted entirely of interest expenses related to outstanding debt obligations.

Liquidity and Capital Resources

On March 31, 2023 we had cash of $119,196 and we had a working capital deficit of $7,241,533. We have historically funded our operations from proceeds from products sales and from debt and equity sales.

Our continuation as a going concern is dependent upon our ability to obtain continued financial support from our stockholders, necessary equity financing to continue operations and the attainment of sufficient profitable operations. As of March 31, 2023, we have incurred an accumulated deficit of $6,373,506 since inception and have not yet generated significant income from operations. Our primary source of operating funds in 2022 was from product sales. We have experienced net losses from operations since inception but expect these conditions to improve in the near term and beyond as we develop our business model.

We can provide no assurance that we will ultimately achieve profitable operations or become cash flow positive or raise additional debt and/or equity capital. Our current capital resources are not adequate to continue growing our business. If we are unable to raise additional capital or secure additional lending in the near future, we will need to cut back on growth expectations. Upon completion of this offering, we believe we will have cash on hand sufficient to fund our planned growth and operations for a period of at least twelve months.

On March 5, 2020, we entered into a loan with the BH Group LLC, an entity owned by a former shareholder of the Company, in conjunction with an asset purchase agreement. The loan was for the amount of $9,750,000 and accrued interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base. The outstanding principal amount and any accrued but unpaid interest was originally due and payable on March 5, 2023. On January 31, 2023, we amended the loan agreement to add a conversion option where beginning on the date of the consummation of this offering, the lender has the option to convert the outstanding principal and interest under the note into our common stock at a conversion price equal to the price per share in this offering. We also extended the maturity date of the note until March 2024, and revised the payment schedule to include a $219,375 on February 1, 2023, a $181,136 payment on May 1, 2023, and the remaining $1,699,488 upon maturity. In addition, borrowings under the loan are secured by a first lien on our assets. If we fail to comply with the payments specified in the loan, the lender could declare an event of default, which would give it the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, since the borrowings under the loan are secured by a first lien on our assets, upon such an event of default, the lender may foreclose on our assets. We do not intend to use the proceeds from this offering to repay the loan.

Cash Flows

The following table provides detailed information about our net cash flows:

	Three Months Ended March 31,
	2023	2022
Net cash provided by (used in) operating activities	$135,858	$35,917
Net cash provided by (used in) financing activities	(130,000)	0
Net change in cash	$5,858	$35,917

Net cash provided by operating activities was $35,917 for the quarter ended March 31, 2022 and $135,858 for the quarter ended March 31, 2023. For the quarter ended March 31, 2023, net cash provided by operating activities was due primarily to net loss of $469,193, offset by $471,647 of non cash depreciation expense and a change in other liabilities to related parties.

Net cash from financing activities was $130,000 for the quarter ended March 31, 2022 from a related party loan. The Company had $2.1 million representing $1.7 million in principal and $0.4 million of interest paid on its debt by Maverick Collective.

	Year Ended December 31,
	2022	2021
Net cash provided by (used in) operating activities	$(13,544)	$112,813
Cash Flows From Investing Activities Purchase of Property and equipment	-	(39,241)
Net cash provided by (used in) financing activities	23,168	-
Net change in cash	$9,623	$73,572

Net cash used in operating activities was $13,544 for the year ended December 31, 2022 and net cash provided by operating activities was $112,813 for the year ended December 31, 2021.

For the year ended December 31, 2021, net cash provided by operating activities was due primarily to net loss of $2,627,509 offset by non-cash depreciation expense of $1,886,588, increase in deferred tax liability, and changes in operating assets and liabilities highlighted by an increase in inventory $(1,165,181), and increase in other liabilities to related parties of $310,676 and an increase in accounts payable of $1,072,421, which accounts payable were satisfied during the year ended December 31, 2022.

For the year ended December 31, 2022, net cash used operating activities was due primarily to net loss of $1,600,286 offset by non-cash depreciation expense of $1,886,588, and decrease in deferred tax liability, and changes in operating assets and liabilities highlighted by a decrease in inventory $818,861, and increase in other liabilities to related parties of $236,176 and a decrease in accounts payable of $(1,006,655).

Net cash from financing activities was $23,168 for the year ended December 31, 2022 from the sale of shares in our Regulation A offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates as of December 31, 2022 and 2021 include the assumptions used in the collectability of accounts receivable, estimates of current and deferred income taxes and deferred tax valuation allowances, useful lives of property and equipment, impairment of property and equipment and estimation of sales returns and refund liability.

Fair Value of Financial Instruments and Fair Value Measurements

FASB ASC 820 - Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 requires disclosures about the fair value of all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2022. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3—Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the consolidated balance sheets for cash, due from and to related parties, prepaid expenses, accounts payable and accrued liabilities approximate their fair market value based on the short-term maturity of these instruments. The carrying amount of the notes payable approximates its fair value based on the contractual terms of the debt.

Revenue Recognition

It is our policy that revenues from product sales is recognized in accordance with ASC 606 “Revenue Recognition.” Five basic steps must be followed before revenue can be recognized; (1) Identifying the contract(s) with a customer that creates enforceable rights and obligations; (2) Identifying the performance obligations in the contract, such as promising to transfer goods or services to a customer; (3) Determining the transaction price, meaning the amount of consideration in a contract to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) Allocating the transaction price to the performance obligations in the contract, which requires the company to allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract; and (5) Recognizing revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from allowances for returns. We constrain revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Collectability of revenue is reasonably assured based on historical evidence of collectability between us and our customers.

Revenues from sales to distributors are recognized at the time the products are delivered to the customers.

Revenues equipment usage is recognized at the time the products are manufactured on our facilities.

Inflation and Changing Prices

Neither inflation nor changing prices for the year ended December 31, 2022 had a material impact on our operations. However, we expect significant impact from current inflation trends for the remainder of 2023.

BUSINESS

Overview

We are as holding company for MVRK Farms LLC (“MVRK Farms”) and MVRK Tobacco Manufacturing LLC (“MVRK Tobacco”), both wholly owned Delaware subsidiaries. On March 25, 2022, we obtained all of the issued and outstanding equity in MVRK Farms and MVRK Tobacco in exchange for 2,954,803 shares of our common stock issued to the shareholders of MVRK Farms, which were Maverick Collective, Inc. which is controlled by Victor Krahn, our CEO and director, and Bryce Foreman, our Chief Technology Officer, and 2,718,602 shares of our common stock issued to the shareholder of MVRK Tobacco, which was Maverick Collective, Inc. which is controlled by Victor Krahn, our CEO and director.

We are a “Hemp Canna-Infused Products Company” primarily engaged in the manufacturing, branding, marketing, distribution and sales of products infused with hemp-derived cannabinoids (including but not limited to delta-8-THC, delta-9-THC, delta-10-THC, HHC, CBD, CBG and CBN) such as pre rolled hemp joints and hemp cigarettes, hemp cigarillos, blunts, disposable live resin vapes, gummies and unique edibles.

Our business is also engaged in the development of high speed rolling manufacturing technology specifically designed for the hemp and cannabis industry, such as converting high speed tobacco rolling machines to roll stickier products such as delta-8-THC, HHC infused hemp, packing machines to automatically package rolled products into consumer packaging ready for the shelf, factory scaled machines to process raw hemp and the processes and equipment to add terpenes and flavors to hemp, to infuse hemp with cannabinoids and to formulate into ready to roll base material.

Our goal is to provide choice, affordability, and a legal smoking experience for both existing tobacco and marijuana consumers and new hemp smokers as a preferred adult-use alternative to tobacco products and expensive, inaccessible cannabis consumption. We were founded in 2019 upon the premise of giving smokers an alternative to tobacco and nicotine addiction with our BLAZ brand CBD hemp cigarette. Based on the growth of our sales of BLAZ, we expanded to encompass factory operations and have attempted to capitalize on a new opportunity within the hemp product landscape, namely alternative cannabinoids such as delta-8-THCand HHC that are derived from hemp and offer similar taste, feel and attributes of cannabis.

Our Products

We manufacture, distribute and market premium grade smokable filtered and unfiltered, CBD, delta-8-THC, HHC infused hemp pre-rolls, blunts, hemp vapes and gummies containing less than 0.3% THC levels in accordance with the Farm Bill passed in 2018. We offer these products in various formats including, 20 pack and 10 pack pre-rolled cigarettes/ joints, 2 pack foil wrapped cigarillos/ blunts, as well as a single stick offered in a plastic tube that provides customers an opportunity to try the product at a lower price point and sampling out for marketing purposes. We have a number of display units and promotional items retailers can use to display and retail our products.

Maverick Lifestyle Brands

Our Maverick Lifestyle brands consist of DVNT, BLAZ, 2sies, Green & Wild, and STAR USA.

DVNT is our primary focus due to its favorable reception with consumers. Our DVNT branded products currently include prerolls, blunts, vapes, and gummies. We manufacture our DVNT prerolls and blunts in-house. Under our DVNT brand, we also sell disposable vapes, gummies and puff balls in a variety of flavors. We rely on third parties to manufacture the disposable vapes, gummies and puff balls we sell under our DVNT brand.

For the year ended December 31, 2022, sales of our DVNT product represented approximately 48% of our total revenues. For the three months ended March 31, 2023, sales of our DVNT product represented approximately 87% of our total revenues.

On the purely CBD hemp side we have 2sies hemp cigarillos that can be used as blunt wraps plus BLAZ, Green & Wild, and STAR USA which are CBD alternatives to cigarettes. We manufacture all of these products in-house. BLAZ flavor is authentic to hemp while STAR USA products mimic the flavor profile of a traditional tobacco cigarette. Our STAR USA hemp treatment process eliminates the cannabis odor profile of hemp, and similar to fine-cut tobacco, our base material is derived entirely from plant matter, yet it has no tobacco content. We believe this in-house process forms a significant part of the value of STAR USA brand.

Our BLAZ brand and Green & Wild brand products are CBD premium smokes. We created Green & Wild to fit with a more traditional look and feel on the shelf of brick and mortar tobacco retailers. Green & Wild is geared towards the flavor forward smoker including menthol, cherry and mango. Our 2sies brand is an all hemp cigarillo in five flavors.

For the year ended December 31, 2022, sales of our 2sies, BLAZ, Green & Wild and STAR USA products represented less than 10% of our total revenues. During the three months ended March 31, 2023, sales of our 2sies, BLAZ, Green & Wild and STAR USA products represented less than 5% of our total revenues.

White Label Business

In addition, to selling our own brands, we use our ability to create desirable and unique products along with our excess production capacity to contract manufacture pre-rolls, blunts, and hemp cigarettes for many customers.

For the year ended December 31, 2022, our white label business represented approximately $728,000 of revenue. During the three months ended March 31, 2023, our white label business represented approximately $26,000 of revenue.

Our Product Mix

For the year ended December 31, 2022, blunts represented approximately 46% of our revenue, pre-rolls represented approximately 38% of our revenue, vapes represented approximately 14% of our revenue, and no other product line represented more than 1% of our revenue. During the three months ended March 31, 2023, blunts represented approximately 40% of our revenue, pre-rolls represented approximately 49% of our revenue, vapes represented approximately 4% of our revenue, and white label sales represented approximately 7% of our revenue.

Distribution and Marketing

We believe hemp smokables are part of a new and exciting category that requires education and marketing support at the ground level to succeed. We have over a dozen active sales reps and ambassadors covering territory across the United States who have sampled out, placed, and sold our products direct to smoke shops, convenience stores, gas stations, CBD stores and distributors in key metro areas and target markets. We have approximately 200 distributors nationwide, and we estimate we are in approximately 10,000 retailers. We have established a network of retailers across more than 30 states that purchase directly from us and through small to mid-sized key distributors. We do not have long-term distribution agreements with our distributors and, as such, we can provide no assurance that we will maintain our current distribution network.

Since our inception in 2019, through building our loyal following of hemp enthusiasts we have used influencer campaigns and directed traffic to our websites, for e-commerce sales of all our brands to consumers throughout the United States. Our site uses graphics, blog posts, news stories and testimonials to inform the consumer of the benefits of using hemp instead of tobacco and nicotine and cannabis. Customers are then able to purchase packs and cartons directly from the website and have them shipped to them throughout the U.S. as allowed by individual state laws. We currently ship direct to 25 states.

We intend to use a portion of the proceeds from this offering to implement nationwide digital and retail marketing programs that put our products into consumers’ hands. We are planning to run digital campaigns along with event samplings. This expansion will require the hiring of a chief marketing officer, digital and retail teams, agency spend, and exploration of celebrity endorsement. Programs are coordinated and scaled in regional teams to maintain effective insights and response to varying market conditions.

Our Market

We believe our products target consumers of both tobacco products and cannabis products in the United States. The U.S. tobacco market was valued at $75.9 billion in 2021 according to Grand View Research (https://www.grandviewresearch.com/industry-analysis/us-tobacco-market). The U.S. legal cannabis market is valued at $16.1 billion annually and growing at 30% a year according to an article in zippia.com dated July 14, 2022 (https://www.zippia.com/advice/largest-cannabis-companies/). The combustible market includes traditional cigarettes, cigars, electronic vapes, and combustible hemp products, but has historically been dominated by traditional cigarettes, which account for 75% of the worldwide tobacco sales. The CDC states that 34 million American adults currently smoke cigarettes and over 70% have some desire to quit. The market for pre-rolled cannabis products in states in which it is legal increased 38% in 2021 according to MJBizDaily.com and continues growing fast as consumers are flocking to a convenient way to enjoy flower versus grinding and rolling their own. With the advent of hemp-based THC cannabinoids such as delta-8-THC, delta-10-THC, and HHC, we believe the hemp smokables market is primed to grow as consumers on the heavily populated east and south coast of America where cannabis is not yet legal recreationally now have access to a legal, convenient, affordable way to consume THC products.

While the alternative cannabinoid market has many products, the combustible market has a smaller number of competitors of which Maverick is one. We believe smoking hemp is becoming more acceptable in mainstream society for those who smoke, and even a chosen alternative to cannabis consumption with delta-8-THCand HHC compounds. A September 24, 2020 Hemp Industry Daily report (https://hempindustrydaily.com/exclusive-tobacco-consumers-more-likely-to-convert-to-smokable-hemp-in-coming-year/), stated that tobacco smokers are 191% more likely to use hemp pre-rolls than the general population. Approximately 29% of cigarette smokers have indicated interested in smokable hemp according to Hemp Industry Daily. Our strategy is to capitalize on the current growing demand for smokable hemp and cannabis like products by offering nicotine-free, tobacco-free and cannabis free legal organically grown hemp that is tobacco-free. We believe our manufacturing processes will allow us to realize attractive margins for all of our distributed and proprietary branded products. In addition, our large manufacturing capacity draw brands into our factory for white label business and enhanced revenue streams.

Our Strategy and Competitive Strengths

Our strategy is to leverage social media, word of mouth, event marketing, a dedicated sales force, and superior cost structure to deliver high quality, high potency products consumers will come back for on a daily basis. We intend to take advantage of the changing landscape regarding low nicotine regulation and flavor bans coming into effect with current FDA guidelines, and intend to market our nicotine free STAR USA hemp cigarettes aggressively.

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Low Cost Scaled Manufacturing. By controlling our manufacturing facility we are able to control the cost of production, develop new products and scale our products rapidly which we believe gives us an advantage over smaller competitors and other start-up entities potentially looking to enter the industry. We also compete with other smokables companies, including with “Big Tobacco” manufacturers and distributors, for shelf space in retail outlets and for marketing focus by our distributors, many of whom also distribute other smokables brands. These national and international competitors have advantages such as lower production costs, larger marketing budgets, greater financial and other resources, and more developed and extensive distribution networks than ours.

●	Proprietary machinery technology. By contracting our unique production technology we believe we can produce revenue through private hemp/CBD white labels, and potentially attract cannabis producers (in states where it is legal) who recognize and value an entirely new production paradigm. Our machinery is based on our customizing cigarette and cigar rolling machines to better process hemp-based products. We have not applied for or obtained patents for these customizations; however, we treat the customizations as our trade secrets.

●	Brand recognition. We are currently distributed in distributors and retail stores in 25 states. From the start of our operations with the brand BLAZ to the current iteration of five brands and the rapid customer adoption of alternative cannabinoids derived from hemp represented by our brand DVNT, we believe our footprint is primed for further growth. We distribute and market our products across the United States only as allowed by individual state laws. State regulation of hemp and hemp-derived products varies and will likely continue to vary on a state-by-state basis. The variance in state law and that state laws governing hemp production are rapidly changing may increase the chance of unfavorable law enforcement interpretation of the legality of our operations as they relate to the cultivation of hemp. Further, such variance in state laws that may frequently change increases our compliance costs and risk of error.

●	Revenue generating hemp smokable company. We source, design, manufacture, distribute, market and sell across the United States generating revenue from our own brands for the last three years.

●	Experienced proven track record industry team veterans. We are led by CEO Victor Krahn, an experienced hemp supply chain veteran who exited his previous business in a sale to Canopy Growth for $300 million. Our CTO Bryce Foreman is a hemp industry leader having inserted himself in the hemp world early applying his analytic and relationship building skills honed from years working for top oil and gas firms such as Suncor.

●	Nimble and dynamic outlook. In managing our manufacturing facility, which we lease from an entity owned and controlled by our controlling shareholder and chief executive officer, Mr. Krahn, we believe we can pivot to new market trends almost instantly, while competitors who white label and contract have to wait long periods of time to implement new strategy. As the hemp/CBD alternative cannabinoid business changes and evolves, we will be ready for whatever new opportunities come about.

When compared to other producers of hemp cigarettes, we believe our product mix is unique in that the products offered by other companies are often outsourced and are often out of date before hitting the shelves. In addition, they are usually more costly and less potent and furthermore they do not closely resemble cannabis products in their form factor and potency or tobacco cigarettes in their taste and smell. Likewise, when compared to producers of cannabis and or tobacco smokable joints, cigarettes, blunts or cigarillos, our product is unique in that it is designed to closely replicate the user experience of these products affordably, though it does so with no cannabis or tobacco or nicotine content.

Manufacturing; Raw Materials

We sublease an 80,000 square foot manufacturing facility located in Stantonsburg, North Carolina, where we operate our machinery and production out of as well as general administration functions and all distribution shipping logistics. We sublease this space from North Carolina Tobacco Manufacturing LLC (“NCTM”), which is an entity that is owned by Mr. Krahn, our CEO. The landlord is MVRK Holdings LLC which is also owned by Mr. Krahn. The facility includes approximately 60,000 square feet of manufacturing space and approximately 20,000 square feet of warehouse space. We own the machinery utilized at our facility. We are currently operating nine production lines. We believe our machinery has sufficient capacity to handle our current requirements, and we believe we could increase the number of production lines in the future if needed.

The primary raw materials we utilize in our products are hemp, papers and filters. We believe there are multiple suppliers of these products and we do not have any long-term supply agreements for any of the raw materials we utilize in our products.

Trademarks

We have applied for the following trademarks:

Trademark	Jurisdiction	Status	Application #
TM: STAR USA (word)	United States of America	Pending	97/162,205
TM: STAR USA (design)	United States of America	Pending	97/162,123
TM: DVNT (word)	United States of America	Pending	97/161,716
TM: DVNT (design)	United States of America	Pending	97/161,648
TM: E6 (design 005)	United States of America	Registered	85/375,293
TM: E6 (design 032)	United States of America	Registered	77/888,447
TM: E6 (design01 032)	United States of America	Registered	85/260,797
TM: E6 (design CA)	Canada	Registered	1,506,114
TM: E6 (design01 CA)	Canada	Registered	1,507,441
TM: GREEN AND WILD (word)	United States of America	Registered	88/306,751
TM: WINK (word)	United States of America	Registered	88/272,378
TM: LETSBLAZ (word)	United States of America	Registered	90/348,978
TM: LETSBLAZ (EU)	European Union	Registered	018449085
TM: LETSBLAZ (CA)	Canada	Pending	2,096,896
TM: 2SIES (word)	United States of America	Registered	88/930,203

Government Regulation

Laws and Regulations Relating to Our Products

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws.

On December 20, 2018, the Agricultural Improvement Act of 2018, which is also known as the “2018 Farm Bill,” was enacted and, among other things, further legalized hemp under U.S. federal law, but with compliance still being required with all applicable state hemp laws. The 2018 Farm Bill includes certain benefits for the hemp industry in the United States, including: (i) the extension of the protections for hemp research and researchers and the conditions in which hemp research can be done, (ii) the protection of hemp farmers and hemp production under federal crop insurance programs, (iii) the permitting of the cultivation, interstate transportation and sale of hemp and hemp products in the U.S. in compliance with all other applicable federal and state laws, and (iv) the removal of hemp and hemp derived products from Schedule 1 of the Controlled Substances Act (“CSA”).

As of January 1, 2021, federal law and the laws of 47 states in the United States and the District of Columbia have legalized hemp, 36 states in the United States, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands have enacted laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis/marijuana and consumer use of cannabis/marijuana in connection with medical treatment, and 15 states in the United States, the District of Columbia, Guam, and the Northern Mariana Islands have legalized cannabis/marijuana for adult recreational use. Other states are considering similar legislation. Conversely, under the federal CSA, the policies and regulations of the federal government and its agencies are that cannabis/marijuana has no medical benefit, and a range of activities are prohibited, including cultivation, possession, personal use, and interstate distribution of cannabis/marijuana.

Our activities in the United States only involve legal hemp in compliance with the CSA. The hemp and the marijuana plants are both part of the same cannabis genus, except that hemp does not have more than 0.3% dry weight content of delta-9-tetrahydrocannabinol (“THC”). While 2018 Farm Bill legalized hemp and cannabinoids extracted from hemp in the United States, such extracts remain subject to state laws and regulation by other U.S. federal agencies such as the FDA, U.S. Drug Enforcement Administration (“DEA”), and the U.S. Department of Agriculture (“USDA”). The same plant, with a higher THC content is marijuana, which is legal under certain state laws, but which is currently not legal under U.S. federal law. The similarities between these plants can cause confusion.

A California law known as Proposition 65 requires a specific warning to appear on any product containing a component listed by the state as having been found to cause cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we collect and store proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk. A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Employees

As of March 31, 2023, we had seven employees, all of whom are full-time.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Properties

We sublease an 80,000 square foot manufacturing facility located in Stantonsburg, North Carolina from NCTM, which is an entity owned by Mr. Krahn, our CEO. The landlord is MVRK Holdings LLC which is also owned by Mr. Krahn. The sublease agreement is terminable by the landlord at any time and has payment terms of $1,400 monthly.

Legal Proceedings

From time to time, the Company is involved in litigation matters relating to claims arising from the ordinary course of business. While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of August 1, 2023. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Age	Position
Victor Krahn	51	Chief Executive Officer and Director
Bryce Foreman	34	Chief Technology Officer
Settimio Coscarella	43	Director
Michael D. Lawyer	36	Director
Howard Z. Muehlgay	56	Director

Set forth below is biographical information about each of the individuals named in the tables above:

Victor Krahn, Chief Executive Officer, and Director

Mr. Krahn became our Chief Executive Officer and a member of our Board of Directors at the inception of the Company in March 2022. Along with Bryce Foreman, Mr. Krahn founded a hemp smokables company in April 2019 marketed under the brand BLAZ. This company became MVRK Farms, which was acquired by the Company in March 2022. From November 2017 until a successful exit in July 2018, Mr. Krahn was the President of BC Tweed JV, a JV that put together large scale greenhouse tech with a large publicly traded cannabis company, Canopy Growth Corp. who in July 2018 acquired Mr. Krahn’s interest in the venture. Mr. Krahn is a founding partner of SunSelect Produce Inc., which along with his family grew one of the premier greenhouse produce businesses on the west coast of North America from 1990 to December 2021. Mr. Krahn is a graduate of University of the Fraser Valley with a degree in Architectural Technology. We believe Mr. Krahn’s vast experience in the hemp industry and his day-to-day operational leadership of our company make him well qualified as a member of our Board.

Bryce Foreman, Chief Technology Officer

Bryce Foreman joined the Company in March 2020 as a founder and Chief Technology Officer. Along with Victor Krahn, Mr. Foreman founded a hemp smokables company in April 2019 marketed under the brand BLAZ. This company became MVRK Farms, which was acquired by the Company in March 2022. Since January 2018, Mr. Foreman has provided business analyst services for Canopy Growth / SunSelect Produce managing construction projects and facility conversions, implementation and management of operating systems, and general forecasting and analytics. From May 2015 to May 2017, Mr. Foreman worked for Atlas RFID as a software systems analyst, where he provided process and data analysis for mega-construction projects, and built analytics to track global logistics. Mr. Foreman is a graduate of MacEwan University.

Setti Coscarella, Director

Mr. Coscarella joined the board of directors of the Company in July 2023. Mr. Coscarella currently serves as the managing director of Capstone North Investment Partners, a position he has held since February of this year, and as vice president of corporate development of Safe Supply Streaming Corp, a position he has held since March of this year. Prior to that Mr. Coscarella acted as a strategic consultant and advisor to a number of early stage companies focused on bringing new products to market. Mr. Coscarella has been acting as a strategic consultant since 2009. From August 2020 to July 2022, Mr. Coscarella served as the chief executive officer of TAAT Global Alternatives Inc. Prior to that, Mr. Coscarella served as the lead strategist for reduced risk products at Phillip Morris International from November 2017 until July 2020. Mr. Coscarella holds an MBA from the Schulich School of Business and a B.Sc. from the University of Toronto. We believe Mr. Coscarella’s corporate experience make him well qualified to serve as a member of our Board

Michael D. Lawyer, Director

Mr. Lawyer joined the board of directors of the Company in July 2023. Since April of 2018, Mr. Lawyer has been a partner at Jade Partners LLC, which provides financial, operations, and compliance management services to cannabis operators and brands. Mr. Lawyer graduated from the University of Southern California with a BS in Political Science and a minor in marketing degree. We believe Mr. Lawyer’s experience in the cannabis industry make him well qualified to serve as a member of our Board.

Howard Z. Muehlgay, Director

Mr. Muehlgay joined the board of directors of the Company in July 2023.

In November 2012, Mr. Muehlgay founded SDT Management Corporation, which manages and operates hundreds of rental residential units throughout Brooklyn, New York. From 2013 until 2016, Mr. Muehlgay was a co-manager of an investment company that invested in public companies. Mr. Muehlgay graduated from Yeshiva University with a bachelor’s degree in history. We believe Mr. Muehlgay’s management experience make him well qualified to serve as a member of our Board.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

The rules of the Nasdaq Stock Market, or the Nasdaq Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the Nasdaq Rules, a director will only qualify as an independent director if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In considering the independence of compensation committee members, the Nasdaq Rules require that our board of directors must consider additional factors relevant to the duties of a compensation committee member, including the source of any compensation we pay to the director and any affiliations with the Company.

Our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Coscarella, Lawyer, and Muehlgay are independent as defined under the Nasdaq Rules.

Committees of the Board of Directors

Prior to this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee. Each of these committees will operate under a charter that will be approved by our board of directors.

Audit Committee. Our audit committee will consist of three independent directors. The members of the audit committee will be Messrs. Coscarella, Lawyer, and Muehlgay. Mr. Muehlgay will serve as the chairperson of the Audit Committee. The audit committee will consist exclusively of directors who are financially literate. In addition, Mr. Muehlgay is considered an “audit committee financial expert” as defined by the SEC’s rules and regulations.

The audit committee responsibilities include:

●	overseeing the compensation and work of and performance by our independent auditor and any other registered public accounting firm performing audit, review or attestation services for us;

●	engaging, retaining and terminating our independent auditor and determining the terms thereof;

●	assessing the qualifications, performance and independence of the independent auditor;

●	evaluating whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

●	reviewing and discussing the audit results, including any comments and recommendations of the independent auditor and the responses of management to such recommendations;

●	reviewing and discussing the annual and quarterly financial statements with management and the independent auditor;

●	producing a committee report for inclusion in applicable SEC filings;

●	reviewing the adequacy and effectiveness of internal controls and procedures;

●	establishing procedures regarding the receipt, retention and treatment of complaints received regarding the accounting, internal accounting controls, or auditing matters and conducting or authorizing investigations into any matters within the scope of the responsibility of the audit committee; and

●	reviewing transactions with related persons for potential conflict of interest situations.

Compensation Committee. Our compensation committee will consist of three independent directors. The members of the Compensation Committee will be Messrs. Coscarella, Lawyer, and Muehlgay. Mr. Coscarella will serve as chairperson of the Compensation Committee. The committee has primary responsibility for:

●	reviewing and recommending all elements and amounts of compensation for each executive officer, including any performance goals applicable to those executive officers;

●	reviewing and recommending for approval the adoption, any amendment and termination of all cash and equity-based incentive compensation plans;

●	once required by applicable law, causing to be prepared a committee report for inclusion in applicable SEC filings;

●	approving any employment agreements, severance agreements or change of control agreements that are entered into with the CEO and certain executive officers; and

●	reviewing and recommending the level and form of non-employee director compensation and benefits.

Nominating and Governance Committee. The Nominating and Governance Committee will consist of three independent directors. The members of the Nominating and Governance Committee will be Messrs. Coscarella, Lawyer, and Muehlgay. Mr. Lawyer will serve as chairperson of the Nominating and Governance Committee. The Nominating and Governance Committee’s responsibilities include:

●	recommending persons for election as directors by the stockholders;

●	recommending persons for appointment as directors to the extent necessary to fill any vacancies or newly created directorships;

●	reviewing annually the skills and characteristics required of directors and each incumbent director’s continued service on the board;

●	reviewing any stockholder proposals and nominations for directors;

●	advising the board of directors on the appropriate structure and operations of the board and its committees;

●	reviewing and recommending standing board committee assignments;

●	developing and recommending to the board Corporate Governance Guidelines, a Code of Business Conduct and Ethics and other corporate governance policies and programs and reviewing such guidelines, code and any other policies and programs at least annually;

●	making recommendations to the board as to determinations of director independence; and

●	making recommendations to the board regarding corporate governance based upon developments, trends, and best practices.

The Nominating and Governance Committee will consider stockholder recommendations for candidates for the board of directors.

Our bylaws provide that, in order for a stockholder’s nomination of a candidate for the board to be properly brought before an annual meeting of the stockholders, the stockholder’s nomination must be delivered to the Secretary of the Company no later than 120 days prior to the one-year anniversary date of the prior year’s annual meeting.

Code of Business Conduct and Ethics

Prior to this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be available on the Corporate Governance section of our website, which is located at www.[ ].com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K filed with the SEC.

EXECUTIVE COMPENSATION

The following table shows the compensation awarded to or earned in the last two fiscal years by our named executive officers.

Summary Compensation Table – 2022

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Victor Krahn (1)	2022	$—	$—	$—	$—	$—	$—
Chief Executive Officer	2021	$—	$—	$—	$—	$—	$—

Bryce Forman	2022	$102,000	$—	$—	$—	$—	$102,000
Chief Technology Officer	2021	$102,000	$—	$—	$—	$—	$102,000

(1)	Mr. Krahn has not received any compensation from us for his services to date. Prior to this offering we intend to enter into an employment agreement with Mr. Krahn.

Employment Agreements

We do not have any employment agreements with our officers. We intend to enter into employment agreements with our officers prior to this offering.

Outstanding Equity Awards

As of December 31, 2022, none of our named executive officers had been issued any options.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2022, nor do they currently receive any compensation for such services. Upon the completion of our offering, our board of directors will establish a compensation policy for non-employee directors.

2023 Stock Plan

Prior to this offering, we will adopt the Maverick Lifestyle Inc. 2023 Stock Plan, or the Plan. The Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards, stock unit awards and stock appreciation rights to key employees, non-employee directors and consultants. The following is a summary of the material features of the Plan.

Administration. The Plan is administered by either the Compensation Committee of our Board of Directors or our entire Board of Directors for the period prior to the establishment of our Compensation Committee (we refer to the body administering the Plan as the “Committee”). The Committee has full authority to select the individuals who will receive awards under the Plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Limit on Non-Employee Director Compensation. Under the Plan, the aggregate value of all compensation granted or paid to any individual for service as a non-employee director with respect to any calendar year, including awards granted under the Plan and cash fees paid to such non-employee director, will not exceed $[ ] in total value. For purposes of this limitation, the value of awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under the Plan is [    ].

Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. Shares purchased by us with the proceeds received from a stock option exercise will not be available again for issuance. The number of shares of common stock issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees for purposes of the Plan, all non-employee directors and consultants are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of stock options, stock awards, stock unit awards and stock appreciation rights to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that, commencing as of the initial public offering of our common stock, the exercise price of each stock option will be the closing price of the common stock on the date on which the option is granted (“fair market value”), each option will expire ten years from the date of grant and no dividends or dividend equivalents may be paid with respect to stock options.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of the company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of the company, the exercise price of the incentive stock option will be 110% of the closing price of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the earlier of the date the Plan was adopted or approved by stockholders.

Stock Appreciation Rights. The Committee has the discretion to grant stock appreciation rights to participants. The Committee determines the exercise price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant in common stock or in cash, at our discretion, an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. The Committee has the discretion to set the terms and conditions applicable to the award, including the number of shares subject to the stock appreciation right and the vesting schedule, provided that each stock appreciation right will expire not more than ten years from the date of grant and no dividends or dividend equivalents shall be paid with respect to any stock appreciation right prior to the exercise of the stock appreciation right.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any stock award subject to restrictions will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse.

Stock Units. The Committee has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the Committee. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that such dividend equivalents will be held by us and paid only to the extent the restrictions lapse.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the tax obligation associated with an award: (i) cash; (ii) cash received from a broker dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the minimum amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a “Change in Control” of the Company. Notwithstanding any other provision of the Plan or any award agreement, in the event of a “Change in Control” of the Company, the Board has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the highest level. In addition, upon such Change in Control, the Committee has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the Committee deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the stockholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or stock appreciation right or cancelling a stock option or stock appreciation right in exchange for cash, other stock options or stock appreciation rights with a lower exercise price or other stock awards. (This prohibition on repricing without stockholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.

No awards may be granted under the Plan on or after the tenth anniversary of the initial effective date of the Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On March 25, 2022, we purchased 100% of the membership interests in MVRK Farms LLC, a Delaware limited liability company, held by Victor Krahn and Bryce Foreman, in exchange for 2,955,002 shares of our common stock. In addition, on the same day, we purchased 100% of MVRK Tobacco Manufacturing, LLC, Delaware corporation, held by Mr. Krahn in exchange for 2,718,602 shares of common stock. As a result, the Company became a holding company with two wholly-owned subsidiaries.

MVRK Farms has a manufacturing and distribution agreement with North Carolina Tobacco Manufacturing LLC (“NCTM”) for a fee of $0.005 per stick sold by NCTM. The manufacturing and distribution agreement is an informal agreement that does not contain any other terms or conditions, and may be terminated by either party at any time. NCTM is owned 100% by Victor Krahn, our CEO and director. NCTM also pays a fee to MVRK Tobacco of $0.0002 per stick manufactured for the right to use the equipment held by MVRK Tobacco. The foregoing is memorialized in an informal agreement that does not contain any other terms or conditions, and may be terminated by either party at any time.

Promoters and Certain Control Persons

Mr. Victor Krahn, our co-founder, director and Chief Executive Officer, and Mr. Bryce Foreman, our co-founder and Chief Technology Officer, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” above.

Policies and Procedures for Related Party Transactions

Our audit committee charter will require that our audit committee review and approve in advance any related party transaction. This covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy, and, as such, they were not conducted on an arms’ length basis.

SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITY HOLDERS

The following tables sets forth certain information regarding beneficial ownership of our common stock as of February 1, 2023 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer, and director nominee, and (iii) all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Maverick Lifestyle Inc., 7427 NC Hwy 58 South, Stantonsburg, North Carolina 27883.

	Common Stock Beneficially Owned Prior to this Offering (1)					Common Stock Beneficially Owned After this Offering (2)
Name of Beneficial Owner	Class A Common Stock	Percent of Class A Common Stock (%)	Class B Common Stock	Percent of Class B Common Stock (%)	Total Voting Power (3) (%)	Class A Common Stock	Percent of Class A Common Stock (%)	Class B Common Stock	Percent of Class B Common Stock (%)	Total Voting Power (3) (%)
Victor Krahn
Bryce Foreman

All directors and executive officers as a group ([__] persons)

Five percent holders

(1)	Based on [___] shares of Class A Common Stock and 4,875,753 shares of Class B Common Stock issued and outstanding as of the date of this prospectus, respectively.

(2)	Victor Krahn, the Company’s sole director and CEO, holds 100% of his holdings in the Company through Maverick Collective, Inc. Mr. Krahn has investment and voting control over the shares held by Maverick Collective, Inc.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 490,000,000 shares of common stock, of which 485,000,000 shares are designated Class A Common Stock, $0.001 par value per share, and 5,000,000 shares are designated as Class B Common Stock, $0.001 par value per share. and 10,000,000 shares of preferred stock. As of the date of this prospectus, there were [____] shares of Class A Common Stock, 4,875,753 shares of Class B Common Stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting

The holders of Class B Common Stock are entitled to ten (10) votes for each share of Class A Common Stock held of record and the holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record on all matters submitted to a vote of the shareholders. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors or such actions requiring a different number of votes by statute or our articles of incorporation or bylaws, shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our articles of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Representative’s Warrants

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants, as a portion of the underwriting compensation in connection with this offering. Please see “Underwriting-Representative’s Warrants” for a description of the warrants we have agreed to issue to the underwriter in this offering, subject to the completion of the offering.

Indemnification of Directors and Officers

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our charter provides that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the NRS, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification. We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the NRS would permit indemnification.

Our bylaws provide that a director or officer of the Company shall have no personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the payment of dividends in violation of section 78.3900 of the NRS as it may from time to time be amended or any successor provision thereto.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class B Common Stock is entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class A Common Stock is entitled to one vote on any such matter. A share of Class b Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

In this offering, we are offering shares of Class A Common Stock. Maverick Collective, Inc. owns 4,875,753 shares of our outstanding Class B Common Stock, which amounts to 48,757,530 votes. The shares of Class B Common Stock held by Maverick Collective, Inc. are controlled by Victor Krahn. Prior to this offering, there were 4,875,753 shares of Class B Common Stock outstanding representing voting power of 48,757,530 votes, [___] shares of Class A Common Stock outstanding representing voting power of [_____] votes, and no shares of preferred stock outstanding. As a result, out of a total of [_____]shares of outstanding common stock representing total voting power of [_____] votes, Maverick Collective, Inc. controls approximately [___]% of the voting power before this offering. Following this offering, taking into consideration the shares of Class A Common Stock offered hereby, and assuming that the underwriters do not exercise the over-allotment option, even if 100% of such shares are sold, Maverick Collective, Inc., and its officers and managers, all of whom are also some of our officers and directors, will retain controlling voting power in the Company based on having approximately [___]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Listing

We have applied to list our common stock on Nasdaq under the symbol “[     ]”.

Transfer Agent and Registrar

Our transfer agent, Vstock Transfer, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Shares Eligible for Future Sale

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the closing of this offering, we will have:

●	[ ] shares of common stock outstanding;

●	[ ] shares available for future issuance under the Maverick Lifestyle Inc. [__] Stock Plan; and

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the underwriters in connection with this offering at an exercise price of $[ ] per share.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders. None of the holders of shares of our common stock or securities exercisable for or convertible into shares of our common stock have any registration rights.

Lock-Up

Certain of our initial stockholders holding an aggregate of [ ] shares and our officers and directors, have agreed not to offer, sell, dispose of or hedge any shares of our common stock, subject to specified limited exceptions, during the period continuing through the date that is [ ] months after the date of this offering.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of ours during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plan

We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, which will register [ ] shares of common stock underlying stock options or restricted stock awards available for issuance under our 2023 Stock Plan. Subject to any vesting requirements, these shares registered on Form S-8 will be eligible for resale in the public markets without restriction, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material United States federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete or comprehensive analysis of all potential tax consequences resulting from the purchase, ownership and disposition of our common stock issued pursuant to this offering. The effects of other United States federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-United States tax laws are not addressed herein. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the United States Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take, or that a court will not sustain, a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all United States federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	certain United States expatriates and former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers or certain traders in securities;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax;

●	partnerships or other entities or arrangements treated as partnerships for United States federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	Pension plans or tax-qualified retirement plans;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons who own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below); and

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner (or person or entity treated as a partner) in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other entities treated as partnerships for United States federal income tax purposes) holding our common stock and the partners in such partnerships (or other entities treated as partnerships for United States federal income tax purposes) should consult their tax advisors regarding the United States federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE AND DOES NOT SERVE AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for United States federal income tax purposes.

A U.S. person is any person that, for United States federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for United States federal income tax purposes;

●	an estate, the income of which is subject to United States federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a United States court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our common stock owned by such Non-U.S. Holder, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “-Sales or Other Taxable Dispositions of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, dividends paid to a Non-U.S. Holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder timely furnishes a valid, properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate of United States withholding tax, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the United States federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must timely furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to United States federal income tax on a net income basis at the regular United States federal income tax rates. In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder furnishes a valid, properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

Sales or Other Taxable Dispositions of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitutes a United States real property interest, or “USRPI”, by reason of our status as a United States real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis at the regular United States federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain United States source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-United States real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to United States federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition thereof or the Non-U.S. Holder’s holding period. There can be no assurance, however, that our common stock will continue to qualify as regularly traded on an established securities market.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING ANY POTENTIALLY APPLICABLE INCOME TAX TREATIES THAT MAY PROVIDE FOR DIFFERENT RULES.

Information Reporting and Backup Withholding

Subject to the discussion below on FATCA, payments of distributions on our common stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies under penalties of perjury its non-United States status, such as by furnishing a valid, properly completed and executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption from such withholding. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld.

In addition, proceeds of the sale or other taxable disposition of our common stock within the United States, or conducted through certain United States-related brokers, generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), and applicable Treasury Regulations, on certain types of payments made to non-United States financial institutions and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on distributions on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of distributions on our common stock. While withholding under FATCA also would have applied to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of such gross proceeds. In its preamble to these proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

We will not pay additional amounts or “gross-up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the potential application of FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITING

We expect to enter an underwriting agreement with Boustead Securities, LLC (who we refer to as the representative), as representative of the underwriters named in this prospectus, with respect to the shares of Class A Common Stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of shares of Class A Common Stock at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A Common Stock listed next to its name in the following table.

Underwriter	Number of Shares
Boustead Securities, LLC

Total

The shares of Class A Common Stock sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[ ] per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters. The obligation of the underwriters to purchase the Class A Common Stock is conditioned upon our receiving approval to list the Class A Common Stock on Nasdaq.

If the underwriters sell more shares of Class A Common Stock than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of Class A Common Stock at the public offering price less the underwriting discount, constituting 15% of the total number of shares of Class A Common Stock to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis.  Any shares of Class A Common Stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of Class A Common Stock that are the subject of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in compliance with Regulation M under the Exchange Act, as described below:

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. A naked short position occurs if the underwriters sell more securities than could be covered by the over-allotment option. This position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of the securities. As a result, the price of our shares of Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative), based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)[1]
Non-accountable expense allowance (1%)
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay a non-accountable expense allowance to the representative equal to 1.0% of the gross proceeds received at the closing of the offering.

We have agreed to pay the representative the reasonable out-of-pocket expenses incurred by the representative in connection with this offering up to $258,000. The representative out-of-pocket expenses include but are not limited to: (i) reasonable fees of representative’s legal counsel of $100,000, (ii) due diligence and other expenses incurred prior to completion of this offering up to $75,000, (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses up to $75,000, and (iv) $8,000 for background check on our officers, directors and major shareholders and due diligence expenses. As of the date of this prospectus, we have paid the representative advances of $50,000 for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of shares of Class A Common Stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. The representative’s warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this offering. The representative’s warrants are not exercisable or convertible for more than five years from the commencement date of sales in this offering. The representative’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares of Class A Common Stock underlying the warrants, which registration rights shall terminate on the fifth anniversary of the commencement date of sales in this offering. We have registered the representative’s warrants and the shares underlying the representative’s warrants in this offering.

[1]	Does not include the warrant to purchase a number of shares of Class A Common Stock equal to 7% of the number of shares sold in the offering.

The representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our shares of Class A Common Stock issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The representative’s warrants to be received by the representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the recent prices of, and demand for, shares sold by us prior to this offering;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our shares of Class A Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Indemnification

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to provide the representative the right of first refusal for two years following the consummation of this offering or the termination or expiration of the engagement with the representative, provided that in no event shall the duration of this right extend past the three-year anniversary of the commencement date of sales in this offering, to act as financial advisor or to act as joint financial advisor on or at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets.  In the event that we engage the representative to provide such services, the representative will be compensated consistent with our engagement agreement with the representative, unless we mutually agree otherwise.

Tail Rights

If, during the period that is 12 months following the termination or expiration of our engagement agreement with the representative, we consummate a transaction with a party, including any investor in pre-initial public offering financings, if any, and this initial public offering, or any party who became aware of us or who became known to us prior to such termination or expiration of the engagement agreement, we will pay the representative a fee equal to a percentage ranging from 1% – 10% of the proceeds of such transaction, of which the percentage will be dependent on the aggregate consideration of the transaction (e.g., less than $10 million - 10% fee, more than $100 million - 1% fee). The representative will only be entitled to such fee to the extent that the parties were directly introduced to the Company by the representative, in accordance with FINRA Rule 2010).

No Sale of Similar Securities

We will not, without the prior written consent of the representative, from the date of execution of the Underwriting Agreement and continuing for a period of 12 months after the closing of this offering (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our Class A Common Stock or any securities convertible into or exercisable or exchangeable for our Class A Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Lock-Up Agreements

Our executive officers, directors and 5% shareholders have also agreed to a 12-month “lock-up,” during which, without the prior written consent of the representative, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.

Electronic Offer, Sale and Distribution of Shares of Class A Common Stock

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, shares of Class A Common Stock may be sold by the representative to securities dealers who resell shares of Class A Common Stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Class A Common Stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of Class A Common Stock, where action for that purpose is required. Accordingly, the shares of Class A Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of Class A Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of Class A Common Stock covered by this prospectus will be passed upon by ArentFox Schiff LLP. The underwriters have been represented in connection with this offering by Bevilacqua PLLC.

EXPERTS

RBSM LLP, our independent registered public accounting firm, has audited our consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 as set forth in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the Class A Common Stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also anticipate making these documents publicly available, free of charge, on our website at [___] as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

Table of Contents

Condensed Consolidated Balance Sheets as of March 31, 2023 (Unaudited), and December 31, 2022	F-2

Condensed Consolidated Statements of Operations for the three months ended March 31, 2023 (Unaudited), and March 31, 2022 (Unaudited)	F-3

Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the three months ended March 31, 2023 (Unaudited), and March 31, 2022 (Unaudited)	F-4

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 (Unaudited), and March 31, 2022 (Unaudited)	F-5

Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm	F-13

Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021	F-14

Consolidated Statements of Operations for the years ended December 31, 2022 and December 31, 2021	F-15

Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2022 and December 31, 2021	F-16

Consolidated Statements of Cash Flows for the years ended December 31, 2022 and December 31, 2021	F-17

Notes to the Consolidated Financial Statements	F-18

MVRK LIFESTYLE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
CURRENT ASSETS:
Cash	$119,196	$113,338
Accounts Receivable, net of allowance for doubtful accounts of $0 and $101,282, respectively	104,445	118,713
Inventory	602,648	522,700
Due from related party	250,000	120,000
Other assets	44,998	17,694
Asset for recovery	46,450	43,917
Total Current assets	1,167,737	936,362

NON-CURRENT ASSETS:
Property and equipment, net	7,436,331	7,907,978
Right of Use Asset	44,205	2,775
Total Non-current assets	7,480,536	7,910,753

TOTAL ASSETS	$8,648,273	$8,847,115

CURRENT LIABILITIES:
Accounts payable	$99,262	$128,765
Lease liability - current	14,154	2,776
Accrued interest	-	146,250
Shares subscription liability	23,168	23,168
Other liabilities	129,391	127,834
Current Portion of notes payable - related party	8,050,511	1,699,489
Refund liability	92,784	101,976
Total Current liabilities	8,409,270	2,230,258

NON-CURRENT LIABILITIES:
Notes Payable-Related Party, net of current portion	-	8,050,511
Other liabilities to related parties	3,562,457	1,450,659
Lease Liability - non-current	30,052	-
Total Non-current liabilities	11,643,020	9,501,170

TOTAL LIABILITIES	12,001,779	11,731,428

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value per share, 10,000,000 authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value per share, 490,000,000 authorized, 5,675,564 shares issued and outstanding	5,675	5,675
Additional Paid in Capital	3,014,325	3,014,325
Accumulated Deficit	(6,373,506)	(5,904,313)
TOTAL STOCKHOLDERS’ DEFICIT	(3,353,506)	(2,884,313)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,648,273	$8,847,115

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

MVRK LIFESTYLE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Revenue	$468,818	$502,358

OPERATING COSTS AND EXPENSES:
Cost of Sales	131,752	98,339
Depreciation	471,647	471,647
General and administrative	115,237	106,865
TOTAL OPERATING EXPENSES	718,636	676,851

LOSS FROM OPERATIONS	(249,818)	(174,493)

OTHER EXPENSE:
Interest expense	(219,375)	(219,375)
TOTAL OTHER EXPENSE	(219,375)	(219,375)

NET LOSS BEFORE INCOME TAX	$(469,193)	$(393,868)

Income tax (benefit) expense	-	-

NET LOSS	$(469,193)	$(393,868)

Net Loss Per Share	$(0.08)	(0.07)

Weighted average shares outstanding, basic and diluted	5,675,564	5,675,564

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

MVRK LIFESTYLE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance December 31, 2021	197	$-	$3,020,000	$(4,304,027)	$(1,284,027)

Net loss	-		-	(393,868)	(393,868)

Balance March 31, 2022	197	$-	$3,020,000	$(4,697,895)	$(1,677,895)

Balance December 31, 2022	5,675,564	5,675	3,014,325	(5,904,313)	(2,884,313)

Net loss	-		-	(469,193)	(469,193)

Balance March 31, 2023	5,675,564	$5,675	$3,014,325	$(6,373,506)	$(3,353,506)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

MVRK LIFESTYLE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(469,193)	$(393,868)

Reconciliation of net loss to net cash provided by operating activities
Depreciation expense	471,647	471,647
Changes in operating assets and liabilities:
Accounts receivable	14,268	(144,716)
Inventory	(79,948)	272,348
Right of Use Asset	(41,430)	3,894
Lease liability	41,430	(3,894)
Asset for recovery	(2,532)	-
Other liabilities	-	69,582
Accrued interest	-	223,575
Other liabilities to related parties	266,059	-
Other assets	(27,304)	(8,899)
Accounts payable	(29,503)	(433,144)
Accrued expenses	1,557	(20,608)
Refund liability	(9,193)	0

NET CASH PROVIDED BY OPERATING ACTIVITIES	135,858	35,917

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to related party	(130,000)	-
NET CASH USED IN BY FINANCING ACTIVITIES	(130,000)	-

Net change in cash	5,858	35,917

Cash and cash equivalents, beginning of period	113,338	103,714

Cash and cash equivalents, end of period	$119,196	$139,632

Interest paid	$-	-
Income taxes paid	$-	-
Non-cash Financing and Investing Activities
Principal and interest paid by Parent Co	$2,100,000	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

MVRK Lifestyle Inc. (“Maverick” or the “Company”) was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. This merger has been retroactively reflected to these financial statements effective February 26, 2020 (Inception).

Maverick is a supplier and distributor of high-end CBD and non-tobacco products.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $0.5 million (Unaudited) and $0.4 million (Unaudited) for the three months ended March 31, 2023 and March 31, 2022, respectively, and has an accumulated deficit of $6.4 million as of March 31, 2023 (Unaudited). These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital. The Company intends to finance its future development activities and its working capital from external financing. However, there can be no assurance that the Company will be successful in these endeavors.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “Commission”). Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“U. S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, but we believe the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation have been included in the condensed consolidated financial statements included herein. These statements should be read in conjunction with the audited consolidated financial statements and notes thereto included with this filing for the year ended December 31, 2022. The results of operations for the periods presented are not necessarily indicative of results to be expected for the full fiscal year or any other periods.

Principles of Consolidation

Maverick Collective Inc. was the previous owner of MVRK Tobacco Manufacturing LLC and MVRK Farms LLC before Maverick was formed. Maverick Collective Inc. was incorporated on February 26, 2020.

On March 25, 2022, Maverick Lifestyle acquired all of the issued and outstanding equity in MVRK Farms LLC and MVRK Tobacco Manufacturing LLC through the issuance of 2,953,803 shares of common stock to the shareholders of MVRK Farms LLC and 2,718,600 shares of common stock to the shareholders of MVRK Tobacco Manufacturing LLC.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC. All material inter-company balances and transactions have been eliminated. The period prior to March 25, 2022 have been combined under guidance of ASC 810-10-45-10, Consolidations.

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and disclosure in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by management include among others: production costs for inventory, the useful lives of equipment and depreciation expense, the assessment of impairment of property and equipment, the valuation allowance on deferred tax assets, operating expense accruals, and revenue recognition.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Property and Equipment

Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s fixed assets consist of manufacturing equipment, which has a useful life of 7 years. The Company regularly evaluates the estimated remaining useful lives of the Company’s property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation. Maintenance and repairs are charged to expense as incurred. Long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company specifically noted that the long-lived asset groups had current period losses and a history of such. Accordingly, a triggering event is deemed occurred and an impairment review was deemed warranted for the long lived asset groups as of December 31, 2022. If the estimated undiscounted cash flows exceed the carrying amount (i.e., net book value) of the long-lived asset (asset group), the long-lived asset (group) is recoverable; therefore, an impairment does not exist and a loss cannot be recognized. Based on the results of the undiscounted cash flow analysis, the Company concluded that the long-lived asset group(s) were recoverable and no impairment calculation was required.

Inventories

Inventories are determined using the first-in, first-out (“FIFO”) basis and valued at the lower of cost or net realizable value. The cost of raw hemp bud is based on the purchase price and related costs incurred to bring the raw hemp bud to its current location and condition. Raw materials primarily consist of unprocessed leaf tobacco. Production and freight costs, which are included in cost of goods sold are determined using the weighted average cost method. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments or other economic factors.

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Inventory Obsolescence:

We assess our inventory for obsolescence on a regular basis. Shelf life is determined by the Raw Hemp Bud quality, and the Raw Hemp Bud is the most perishable raw material item in our product. Raw Hemp Bud shelf life is three years. We produce finished goods until our Raw Hemp is completely depleted. At this time, we run out of most finished goods before the next load of Raw Hemp comes in, thus we have no obsolete inventory.

As for packaging inventory, all of our current stock is the current version of the boxes, paper, etc. Thus none is obsolete. The only time packaging could be obsolete is if there is a shelf life of cardboard. We periodically review the packaging inventory to determine if there are any potential obsolescence risks.

The estimates used to measure inventory obsolescence are based on historical sales and usage patterns, as well as any known changes in the marketplace or technology. We record inventory write-downs as an expense in the period in which they are determined.

Revenue Recognition

It is the Company’s policy that revenues from product sales is recognized in accordance with ASC 606 “Revenue Recognition.” Five basic steps must be followed before revenue can be recognized; (1) Identifying the contract(s) with a customer that creates enforceable rights and obligations; (2) Identifying the performance obligations in the contract, such as promising to transfer goods or services to a customer; (3) Determining the transaction price, meaning the amount of consideration in a contract to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) Allocating the transaction price to the performance obligations in the contract, which requires the company to allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract; and (5) Recognizing revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from allowances for returns. The Company constrains revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Collectability of revenue is reasonably assured based on historical evidence of collectability between the Company and its customers.

Revenue is collected at time of sale for retail sales. Distributors are provided terms based on past payment history that range from 10 days to 30 days. If account defaults on payment collection efforts are process starting with staff collections, then moving account into 3rd party collection agency to assist in collection. If payment has not been collected in 6-12 month, then account is written off to bad debt and customer is blocked from sales. All accounts are reviewed prior to yearend to access collection status.

Revenues from sales to distributors are recognized at the time the products are delivered to the customers.

Revenues equipment usage is recognized at the time the products are manufactured on the Company’s facilities.

Leases

Upon inception, the Company adopted Accounting Standards Codification Topic 842, “Leases” (“ASC 842”) to replace existing lease accounting guidance. This pronouncement is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the consolidated balance sheet for most leases. Expenses associated with leases will continue to be recognized in a manner similar to previous accounting guidance. The Company adopted ASC 842 utilizing the transition practical expedient added by the Financial Accounting Standards Board (“FASB”), which eliminates the requirement that entities apply the new lease standard to the comparative periods presented in the year of adoption.

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

The Company is involved in a lease contracts when the Company obtains the right to use the assets. Operating leases are included in the line items right-of-use asset, lease obligation, current, and lease obligation, long-term on the consolidated balance sheet. Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations. The Company determines the lease term by agreement with lessor.

Segments – The Company currently operates under one segment, CBD products.

Income Taxes – MVRK Tobacco Manufacturing LLC and MVRK Farms LLC were included in the consolidated income tax return of the Maverick Collective, Inc., the Parent company, and operated under a tax sharing agreement with the Parent. In accordance with this tax sharing agreement, the allocation of the consolidated tax liability will be based on a separate return basis. Under this method, the Company is required to remit to the Parent any tax liability; however, the Company is not given current credit or refunds for net losses until future net taxable income is generated by the Company in an amount sufficient to realize such credits or refunds. Effective, March 22, 2022, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick Lifestyles, Inc. Maverick Lifestyles, Inc. is not expected to be included in the consolidated tax return of Maverick Collective, Inc. during 2022 and 2023.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more-likely-than-not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Loss per Share – Earnings per common share (“EPS”) is computed by dividing net income allocated to common stockholders by the weighted-average common shares outstanding. Diluted EPS is computed by dividing income allocated to common stockholders plus interest on dilutive convertible notes payable that can be tendered to exercise common stock, by the weighted-average common shares outstanding plus amounts representing the dilutive effect of outstanding convertible notes payable and the dilution resulting from the conversion of common stock options, if applicable.

For the three months ended March 31, 2023 and 2022, there were no convertible notes payable or common stock options outstanding and no other items that would have been antidilutive. MVRK Lifestyle Inc. was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. All per share amounts contained in the financial statements have been adjusted to reflect this merger for all periods presented. The weighted average shares outstanding determined for the three months ended March 31, 2023 and 2022 were based on the 5,675,564 common shares issued for the merger.

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”), which requires the measurement of expected credit losses for financial instruments carried at amortized cost, such as accounts receivable, held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financing Instruments—Credit Losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition. The Company adopted ASU 2016-13 on January 1, 2023 and the adoption of this standard did not have a significant impact on its consolidated financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2023 (Unaudited)	December 31, 2022
Manufacturing equipment and machinery	$13,206,117	$13,206,117
Less: Accumulated depreciation	(5,769,786)	(5,298,139)
Property and Equipment, net	$7,436,331	$7,907,978

Depreciation expense associated with property and equipment is included in depreciation within the Company’s Statement of Operations and was $471,647 (Unaudited) and $471,647 (Audited) for the three months ended March 31, 2023, and March 31, 2022, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

On March 5, 2020, the Company entered into a loan with the BH Group LLC, owned by a former shareholder of the Company, in conjunction with an asset purchase agreement. The Company is jointly liable for the obligation, which is collectively signed by MaVeRicK Collective Inc. (“the Parent Company”), the Company’s parent company, as well as North Carolina Tobacco Manufacturing LLC (“NCTM”), Greener & Wilder LLC, MVRK Distribution LLC, MVRK Holdings LLC (“MVRK Holdings”), MVRK Distro LLC, North Carolina Tobacco Manufacturing LLC, North Carolina Tobacco Importers, LLC, and 21st Century Brands Distributing LLC, all of which are subsidiaries held by the parent company.

The loan was for the amount of $9,750,000 and accrues interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base.

On January 31, 2023, the Company amended its loan agreement with the BH Group LLC. The note added a conversion option where beginning on the date of the consummation of “the IPO,” defined as aggregate gross proceeds to the Public Company exceeding (unless waived by the Lender) $5,000,000.00. The conversion gives the lender the option to convert the outstanding principal and interest under this Note shall be convertible (in whole or in part) into common stock of the Company or its successor, at a conversion price of the lowest per Common Stock public offering price in the IPO.

The note as extended the maturity date until March 2024, and revised the payment schedule to include a $2,100,000 payment on February 6, 2023, and the remaining amount due upon maturity. The $2,100,000 payment was made by the Parent Company on behalf of the Company.

During the three months ended March 31, 2023, the Company incurred interest expense of $219,375 (Unaudited) all of which was paid by the $2,100.00 payment made by the Parent Company. During the three months ended March 31, 2022, the Company incurred interest expense of $219,375 (Unaudited), of which $146,250 was accrued, and $73,125 was paid by NCTM on behalf of the Company. The interest paid by NCTM on behalf of the Company is included as a non-current liability on the consolidated balance sheet as “Other liabilities to related parties.”

As of March 31, 2023, the Company had a $3,562,458 (Unaudited) liability for other liabilities to related parties. $1,699,489 relates to principal paid on the debt, $1,770,373 relates to interest expenses paid by NCTM on behalf of the Company (see above), $39,766 relates to accrued labor costs by NCTM, and $51,800 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

As of December 31, 2022, the Company had a $1,450,658 liability for other liabilities to related parties. $1,370,862 relates to interest expenses paid by NCTM on behalf of the Company (see above), $32,197 relates to accrued labor costs by NCTM, and $47,600 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 5. INVENTORY

Inventories consist of the following at March 31, 2023 (Unaudited) and December 31, 2022

The Company’s raw materials are sent to NCTM for the production into final inventory. NCTM holds the finished goods in their warehouses until orders come in, and then ships out the final product to the customers.

	March 31, 2023 (Unaudited)	December 31, 2022
Finished goods	$137,918	$111,469
Packaged goods	219,615	199,638
Raw materials	245,114	211,593
Total Inventory	$602,648	$522,700

NOTE 6. LEASE ACCOUNTING

On March 5, 2020, the Company entered into a sublease agreement with MRVK Tobacco Manufacturing LLC (“MTM”), a subsidiary held by the Parent Company, to lease an office building located in North Carolina. The Tenant of the office building is MVRK Holdings. The lease has a term of one year which management is reasonably certain to be extended for an additional five years. The lease calls for monthly payments in the amount of $1,400. During the three months ended March 31, 2023, the Company incurred costs of $4,200 (Unaudited), which were accrued and fully outstanding at March 31, 2023. During the three months ended March 31, 2022, the Company incurred costs of $4,200 (Unaudited), which were accrued and fully outstanding at March 31, 2022.

The Company’s weighted-average remaining lease term relating to its operating leases is 2.92 years, with a weighted-average discount rate of 7%.

The following table presents information about the amount and timing of liabilities arising from the Company’s operating leases as of March 31, 2023(Unaudited):

For the Year Ended December 31,
2023	$12,600
2024	16,800
2025	16,800
Total undiscounted operating lease payments	46,200
Less: Imputed interest	4,794
Present value of operating lease liabilities	$41,406

NOTE 7. REFUND LIABILITY

The refund liability is the difference between the consideration received or receivable for a sale and the revenue recognized. The balance represents the estimated sales returns, net of inventory to be returned at cost, at March 31, 2023 and December 31, 2022.

NOTE 8. INCOME TAXES

There was no income tax expense reflected in the results of operations for the periods ended March 31, 2023 and March 31, 2022 because the Company incurred a net loss.

MVRK Lifestyle Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are summarized as follows:

	For the Period Ended March 31, 2023 (Unaudited)	For the Year Ended December 31, 2022

Net operating loss carryforward	$656,439	$560,758
Depreciation	$(456,924)	$(444,278)
Allowance for doubtful accounts	$22,622	$(244)
	$222,137	$116,236
less: Valuation allowance	$(222,137)	$(116,236)
Total deferred tax assets	$-	$-

Reconciliation of the statutory federal income tax to the Company’s effective tax:

The Company had net operating losses of $2,908,000 for both federal and state that were generated in the current year which do not expire but are subject to an 80% utilization against future taxable income. In prior years, the Company had accumulated net operating loss carryforwards of approximately $4.7 million at December 31, 2021 which were surrendered to Maverick Collective, Inc. as MVRK Tobacco Manufacturing LLC and MVRK Farms, LLC will not be included in the consolidated income tax return of Maverick Collective, Inc.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of the deductible temporary difference carryforwards. At this time, based on current facts and circumstances, management believes that is not likely that the Company will realize the benefits for its deferred tax assets, and a valuation allowance has been recorded on the same.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of March 31, 2023, the Company had no unrecognized tax benefits. There were no changes in the Company’s unrecognized tax benefits during the period from January 1, 2021 through March 31, 2023. The Company did not recognize any interest or penalties during fiscal 2023 related to unrecognized tax benefits.

NOTE 9. STOCKHOLDERS’ DEFICIT

On May 2, 2023, the Company completed a reverse stock split, which resulted in a 1-for-5.07614 reverse stock decrease in the number of outstanding shares of common stock. The stock split did not have any impact on the Company’s total stockholders’ equity (deficit).

As of March 31, 2023, the number of outstanding shares of common stock was 5,675,564 and the par value of common stock remained unchanged at 0.001 per share.

NOTE 10. SHARE SUBSCRIPTION PAYABLE

During 2022, the Company entered into stock subscription agreements under a Regulation A filing where the Company agreed to issue 1,949 shares of common stock (post reverse split) at $12.69 per share. The proceeds net of expenses were $23,167 and have been reflected in stock subscriptions payable on the accompanying consolidated balance sheet. The Company began issuing these shares in May 2023.

NOTE 11. SUBSEQUENT EVENTS

On May 4, 2023, the Company effected a one-for-5.07614 reverse split of its common stock.

On June 20, 2023, the Company amended its articles of incorporation to include a second class of Common Stock. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (1) vole for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

The holders of the Class B Common Stock shall have following conversion rights. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; provided however, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

New York Office: 805 Third Avenue New York, NY 10022 212.838-5100 www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MVRK Lifestyles, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MVRK Lifestyles, Inc. (the “Company”) as of December 31, 2022, and 2021, the related consolidated statement of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2022, and 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, recurring losses, and expects continuing future losses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ RBSM LLP

New York, NY

June 27, 2023

PCAOB ID Number 587

New York, NY Washington DC Mumbai & Pune, India Boca Raton, FL

San Francisco, CA Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

MVRK LIFESTYLE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS

CURRENT ASSETS:
Cash	$113,338	$103,714
Accounts Receivable, net of allowance for doubtful accounts of $0 and $101,282, respectively	118,713	68,867
Inventory	522,700	1,341,561
Due from related party	120,000	73,573
Other assets	17,694	-
Asset for recovery	43,917	24,117
Total Current assets	936,362	1,611,832

NON-CURRENT ASSETS:
Property and equipment, net	7,907,978	9,794,566
Right of Use Asset	2,775	18,768
Total Non-current assets	7,910,753	9,813,334

TOTAL ASSETS	$8,847,115	$11,425,164

CURRENT LIABILITIES:
Accounts payable	$128,765	$1,135,421
Lease liability - current	2,776	15,993
Accrued interest	146,250	146,250
Shares subscription liability	23,168	-
Other liabilities	127,834	20,608
Current Portion of notes payable - related party	1,699,489	-
Refund liability	101,976	69,177
Total Current liabilities	2,230,258	1,387,448

NON-CURRENT LIABILITIES:
Notes Payable-Related Party, net of current portion	8,050,511	9,750,000
Deferred Tax Liability	-	354,485
Other liabilities to related parties	1,450,659	1,214,483
Lease Liability - non-current	-	2,775
Total Non-current liabilities	9,501,170	11,321,743

TOTAL LIABILITIES	11,731,428	12,709,192

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value per share, 10,000,000 authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value per share, 490,000,000 authorized, 5,675,564 shares issued and outstanding	5,675	-
Additional Paid in Capital	3,014,325	3,020,000
Accumulated Deficit	(5,904,313)	(4,304,027)
TOTAL STOCKHOLDERS’ DEFICIT	(2,884,313)	(1,284,027)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,847,115	$11,425,164

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021

Revenue	$2,249,915	$2,250,071

OPERATING COSTS AND EXPENSES:
Cost of Sales	970,200	1,002,171
Depreciation	1,886,588	1,886,588
General and administrative	470,398	905,357
TOTAL OPERATING EXPENSES	3,327,186	3,794,116

LOSS FROM OPERATIONS	(1,077,271)	(1,544,045)

OTHER EXPENSE:
Interest expense	(877,500)	(728,987)
Other Income	-	8
TOTAL OTHER EXPENSE	(877,500)	(728,979)

NET LOSS BEFORE INCOME TAX	(1,954,771)	(2,273,024)

Income tax (benefit) expense	(354,485)	354,485

NET LOSS	$(1,600,286)	$(2,627,509)

Net Loss Per Share	$(0.28)	$(0.46)

Weighted average shares outstanding, basic and diluted	5,675,564	5,675,564

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Balance December 31, 2020	197	-	$3,020,000	$(1,676,518)	$1,343,482

Net loss	-	-	-	(2,627,509)	(2,627,509)

Balance December 31, 2021	197	$-	$3,020,000	$(4,304,027)	$(1,284,027)

Net loss	-	-	-	(1,600,286)	(1,600,286)

Contributions and formation of MVRK Lifestyles, Inc.	2,954,803	2,955	(2,955)	-	-

Shares issued in the Reg A offering	1,964	2	(2)	-	-

Issuance of shares for merger of MVRK Farms LLC and MVRK Tobacco, LLC	2,718,600	2,719	(2,719)	-	-

Balance December 31, 2022	5,675,564	$5,675	$3,014,325	$(5,904,313)	$(2,884,313)

The accompanying notes are an integral part of these consolidated financial statements

MVRK LIFESTYLE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,600,286)	$(2,627,509)

Reconciliation of net loss to net cash (used in) provided by operating activities
Depreciation expense	1,886,588	1,886,588
Deferred Income tax (benefit) expense	(354,485)	354,485
Changes in operating assets and liabilities:
Accounts receivable	(49,846)	153,711
Inventory	818,861	(1,165,181)
Right of Use Asset	15,993	14,915
Lease liability	(15,992)	(14,915)
Asset for recovery	(19,800)	(19,795)
Due from related party	(46,428)	(43,062)
Accrued interest	-	32,500
Other liabilities to related parties	236,176	310,676
Other assets	(17,694)	88,781
Accounts payable	(1,006,655)	1,072,421
Accrued expenses	107,226	20,608
Refund liability	32,798	48,589

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(13,544)	112,813

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(39,241)
NET CASH USED IN INVESTING ACTIVITIES	-	(39,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reg A financing	23,168	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	23,168	-

Net change in cash	9,623	73,572

Cash and cash equivalents, beginning of year	103,714	30,143

Cash and cash equivalents, end of year	$113,338	$103,715

Interest paid	$658,125	$696,487
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 1. ORGANIZATION, DESCRIPTION OF BUSINESS AND GOING CONCERN

MVRK Lifestyle Inc. (“Maverick” or the “Company”) was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. This merger has been retroactively reflected to these financial statements effective February 26, 2020 (Inception).

Maverick is a supplier and distributor of high-end CBD and non-tobacco products.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $1.6 million and $2.6 million for the years ended December 31, 2022 and December 31, 2021, respectively, and has an accumulated deficit of $5.8 million as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital. The Company intends to finance its future development activities and its working capital from external financing. However, there can be no assurance that the Company will be successful in these endeavors.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Principles of Consolidation

Maverick Collective Inc. was the previous owner of MVRK Tobacco Manufacturing LLC and MVRK Farms LLC before Maverick was formed. Maverick Collective Inc. was incorporated on February 26, 2020.

On March 25, 2022, Maverick Lifestyle acquired all of the issued and outstanding equity in MVRK Farms LLC and MVRK Tobacco Manufacturing LLC through the issuance of 2,953,803 shares of common stock to the shareholders of MVRK Farms LLC and 2,718,600 shares of common stock to the shareholders of MVRK Tobacco Manufacturing LLC.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC. All material inter-company balances and transactions have been eliminated. The period prior to March 25, 2022 have been combined under guidance of ASC 810-10-45-10, Consolidations.

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and disclosure in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by management include among others: production costs for inventory, the useful lives of equipment and depreciation expense, the assessment of impairment of property and equipment, the valuation allowance on deferred tax assets, operating expense accruals, and revenue recognition.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Property and Equipment

Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The Company’s fixed assets consist of manufacturing equipment, which has a useful life of 7 years. The Company regularly evaluates the estimated remaining useful lives of the Company’s property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation. Maintenance and repairs are charged to expense as incurred. Long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company specifically noted that the long-lived asset groups had current period losses and a history of such. Accordingly, a triggering event is deemed occurred and an impairment review was deemed warranted for the long lived asset groups as of December 31, 2022. If the estimated undiscounted cash flows exceed the carrying amount (i.e., net book value) of the long-lived asset (asset group), the long-lived asset (group) is recoverable; therefore, an impairment does not exist and a loss cannot be recognized. Based on the results of the undiscounted cash flow analysis, the Company concluded that the long-lived asset group(s) were recoverable and no impairment calculation was required.

Inventories

Inventories are determined using the first-in, first-out (“FIFO”) basis and valued at the lower of cost or net realizable value. The cost of raw hemp bud is based on the purchase price and related costs incurred to bring the raw hemp bud to its current location and condition. Raw materials primarily consist of unprocessed leaf tobacco. Production and freight costs, which are included in cost of goods sold are determined using the weighted average cost method. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments or other economic factors.

Inventory Obsolescence

We assess our inventory for obsolescence on a regular basis. Shelf life is determined by the Raw Hemp Bud quality, and the Raw Hemp Bud is the most perishable raw material item in our product. Raw Hemp Bud shelf life is three years. We produce finished goods until our Raw Hemp is completely depleted. At this time, we run out of most finished goods before the next load of Raw Hemp comes in, thus we have no obsolete inventory.

As for packaging inventory, all of our current stock is the current version of the boxes, paper, etc. Thus none is obsolete. The only time packaging could be obsolete is if there is a shelf life of cardboard. We periodically review the packaging inventory to determine if there are any potential obsolescence risks.

The estimates used to measure inventory obsolescence are based on historical sales and usage patterns, as well as any known changes in the marketplace or technology. We record inventory write-downs as an expense in the period in which they are determined.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Revenue Recognition

It is the Company’s policy that revenues from product sales is recognized in accordance with ASC 606 “Revenue Recognition.” Five basic steps must be followed before revenue can be recognized; (1) Identifying the contract(s) with a customer that creates enforceable rights and obligations; (2) Identifying the performance obligations in the contract, such as promising to transfer goods or services to a customer; (3) Determining the transaction price, meaning the amount of consideration in a contract to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) Allocating the transaction price to the performance obligations in the contract, which requires the company to allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract; and (5) Recognizing revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from product sales is recorded at the net sales price, or “transaction price,” which includes estimates of variable consideration that result from allowances for returns. The Company constrains revenue by giving consideration to factors that could otherwise lead to a probable reversal of revenue. Collectability of revenue is reasonably assured based on historical evidence of collectability between the Company and its customers.

Revenue is collected at time of sale for retail sales. Distributors are provided terms based on past payment history that range from 10 days to 30 days. If account defaults on payment collection efforts are process starting with staff collections, then moving account into 3rd party collection agency to assist in collection. If payment has not been collected in 6-12 month, then account is written off to bad debt and customer is blocked from sales. All accounts are reviewed prior to yearend to access collection status.

Revenues from sales to distributors are recognized at the time the products are delivered to the customers.

Revenues equipment usage is recognized at the time the products are manufactured on the Company’s facilities.

Leases

Upon inception, the Company adopted Accounting Standards Codification Topic 842, “Leases” (“ASC 842”) to replace existing lease accounting guidance. This pronouncement is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the consolidated balance sheet for most leases. Expenses associated with leases will continue to be recognized in a manner similar to previous accounting guidance. The Company adopted ASC 842 utilizing the transition practical expedient added by the Financial Accounting Standards Board (“FASB”), which eliminates the requirement that entities apply the new lease standard to the comparative periods presented in the year of adoption.

The Company is involved in a lease contract when the Company obtains the right to use the assets. Operating leases are included in the line items right-of-use asset, lease obligation, current, and lease obligation, long-term on the consolidated balance sheet. Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations. The Company determines the lease term by agreement with lessor.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Segments – The Company currently operates under one segment, CBD products.

Income Taxes – MVRK Tobacco Manufacturing LLC and MVRK Farms LLC were included in the consolidated income tax return of the Maverick Collective, Inc., the Parent company, and operated under a tax sharing agreement with the Parent. In accordance with this tax sharing agreement, the allocation of the consolidated tax liability will be based on a separate return basis. Under this method, the Company is required to remit to the Parent any tax liability; however, the Company is not given current credit or refunds for net losses until future net taxable income is generated by the Company in an amount sufficient to realize such credits or refunds. Effective, March 22, 2022, MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick Lifestyles, Inc. Maverick Lifestyles, Inc. is not expected to be included in the consolidated tax return of Maverick Collective, Inc. during 2022.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more-likely-than-not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Loss per Share – Earnings per common share (“EPS”) is computed by dividing net income allocated to common stockholders by the weighted-average common shares outstanding. Diluted EPS is computed by dividing income allocated to common stockholders plus interest on dilutive convertible notes payable that can be tendered to exercise common stock, by the weighted-average common shares outstanding plus amounts representing the dilutive effect of outstanding convertible notes payable and the dilution resulting from the conversion of common stock options, if applicable.

For the years ended December 31, 2022 and 2021, there were no convertible notes payable or common stock options outstanding and no other items that would have been antidilutive. MVRK Lifestyle Inc. was formed in the state of Nevada on March 25, 2022. At this time MVRK Tobacco Manufacturing LLC and MVRK Farms LLC became wholly owned subsidiaries of Maverick. All per share amounts contained in the financial statements have been adjusted to reflect this merger for all periods presented. The weighted average shares outstanding determined for the years ended December 31, 2022 and 2021 were based on the 5,555,400 common shares issued for the merger.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”), which requires the measurement of expected credit losses for financial instruments carried at amortized cost, such as accounts receivable, held at the reporting date based on historical experience, current conditions and reasonable forecasts. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financing Instruments—Credit Losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. On November 15, 2019, the FASB delayed the effective date of FASB ASC Topic 326 for certain small public companies and other private companies. As amended, the effective date of ASC Topic 326 was delayed until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition. The Company does not currently believe the adoption of this standard will have a significant impact on its consolidated financial statements, given its history of minimal bad debt expense relating to trade accounts receivable.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
Manufacturing equipment and machinery	$13,206,117	$13,206,117
Less: Accumulated depreciation	(5,298,139)	(3,411,551)
Property and Equipment, net	$7,907,978	$9,794,566

Depreciation expense associated with property and equipment is included in depreciation within the Company’s Statement of Operations and was $1,886,588 and $1,886,588 for the years ended December 31, 2022, and December 31, 2021, respectively.

NOTE 4. RELATED PARTY TRANSACTIONS

On March 5, 2020, the Company entered into a loan with the BH Group LLC, owned by a former shareholder of the Company, in conjunction with an asset purchase agreement. The Company is jointly liable for the obligation, which is collectively signed by MaVeRicK Collective Inc. (“the Parent Company”), the Company’s parent company, as well as North Carolina Tobacco Manufacturing LLC (“NCTM”), Greener & Wilder LLC, MVRK Distribution LLC, MVRK Holdings LLC (“MVRK Holdings”), MVRK Distro LLC, North Carolina Tobacco Manufacturing LLC, North Carolina Tobacco Importers, LLC, and 21st Century Brands Distributing LLC, all of which are subsidiaries held by the parent company.

The loan was for the amount of $9,750,000 and accrues interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base. The outstanding principal amount and any accrued but unpaid interest shall be due and payable on March 5, 2023. During the year ended December 31, 2022, the Company incurred interest expense during the year of $877,500, of which $146,250 was accrued, and $219,375 was paid by NCTM on behalf of the Company. During the year ended December 31, 2021, the Company incurred interest expense during the year of $842,737, of which $146,250 was accrued, and $696,487 was paid by NCTM on behalf of the Company. The interest paid by NCTM on behalf of the Company is included as a non-current liability on the consolidated balance sheet as “Other liabilities to related parties.”

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

As of December 31, 2022, the Company had a $1,450,658 liability for other liabilities to related parties. $1,370,862 relates to interest expenses paid by NCTM on behalf of the Company (see above), $32,197 relates to accrued labor costs by NCTM, and $47,600 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

As of December 31, 2021, the Company had a $1,214,483 liability for other liabilities to related parties. $1,151,487 relates to interest expenses paid by NCTM on behalf of the Company (see above), $32,196 relates to accrued labor costs by NCTM (see footnote 5), and $30,800 relates to lease payments due to MRVK Tobacco Manufacturing LLC (“MTM”) (see footnote 6).

NOTE 5. INVENTORY

Inventories consist of the following at December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Finished goods	$111,469	$623,919
Packaged goods	199,638	293,620
Raw materials	211,593	424,022
Total Inventory	$522,700	$1,341,561

The Company’s raw materials are sent to NCTM for the production into final inventory. NCTM holds the finished goods in their warehouses until orders come in, and then ships out the final product to the customers.

NOTE 6. LEASE ACCOUNTING

On March 5, 2020, the Company entered into a sublease agreement with MRVK Tobacco Manufacturing LLC (“MTM”), a subsidiary held by the Parent Company, to lease an office building located in North Carolina. The Tenant of the office building is MVRK Holdings. The lease has a term of one year which management is reasonably certain to be extended for an additional two years. The lease calls for monthly payments in the amount of $1,400. During the year ended December 31, 2022, the Company incurred costs of $16,800, which were accrued and fully outstanding at December 31, 2022. During the year ended December 31, 2021, the Company incurred costs of $16,800, which were accrued and fully outstanding at December 31, 2021.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

The Company’s weighted-average remaining lease term relating to its operating leases is 0.17 years, with a weighted-average discount rate of 7%.

The Company incurred $16,800 and $16,800 of lease expense for its operating lease for years ended December 31, 2022, and 2021, respectively.

The following table presents information about the amount and timing of liabilities arising from the Company’s operating leases as of December 31, 2022:

For the Year Ended December 31, 2023
$2,800
Total undiscounted operating lease payments	2,800
Less: Imputed interest	24
Present value of operating lease liabilities	$2,776

NOTE 7. REFUND LIABILITY

The refund liability is the difference between the consideration received or receivable for a sale and the revenue recognized. The balance represents the estimated sales returns, net of inventory to be returned at cost, at December 31, 2022 and 2021.

We have changed our return policy for our product line in late 2022 and in most cases do not accept returns unless a product is damaged when received by the customer. If the customer has product that is not moving, then consideration may be made for an exchange of product as long as a product that the customer wishes to return is still sellable.

NOTE 8. INCOME TAXES

There was an income tax expense (benefit) of $(354,485) and $354,485 reflected in the results of operations for the years ended December 31, 2022 and 2021.

The tax effects of temporary differences which give rise to deferred tax assets (liabilities) are summarized as follows:

	For the Year Ended December 31,	For the Year Ended December 31,
	2022	2021
Net operating loss carryforward	$536,858	-
Depreciation	$(444,278)	(379,488)
Allowance for doubtful accounts	$-	25,003
	92,580	(354,485)
less: Valuation allowance	(92,580)
Total deferred tax assets	$-	(354,485)

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

Reconciliation of the statutory federal income tax to the Company’s effective tax:

	For the year ended December 31,	For the year ended December 31,
	2022	2021
Statutory federal tax rate	21.00%	21.00%
State rate net of federal benefit	3.17	-3.03
Loss surrendered to Maverick Collective, Inc.	0.00	-37.84
Change in valuation allowance	(5.00)	(1.66)
Provision for income taxes	19.16%	(21.53)%

The Company had net operating losses of $2,378,000 for both federal and state that were generated in the current year which does not expire but is subject to an 80% utilization against future taxable income. In prior years, the Company had accumulated net operating loss carryforwards of approximately $4.7 million at December 31, 2021 which were surrendered to Maverick Collective, Inc. as MVRK Tobacco Manufacturing LLC and MVRK Farms, LLC were previously included in the consolidated income tax return of Maverick Collective, Inc. Effective with the merger into MVRK Lifestyles, Inc. the Company anticipates filing of a separate return and as such has included the net operating loss generated in 2022 in the deferred tax asset calculation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of the deductible temporary difference carryforwards. At this time, based on current facts and circumstances, management believes that is not likely that the Company will realize the benefits for its deferred tax assets, and a valuation allowance has been recorded on the same.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2022, the Company had no unrecognized tax benefits. There were no changes in the Company’s unrecognized tax benefits during the period from January 1, 2021 through December 31, 2022. The Company did not recognize any interest or penalties during fiscal 2022 related to unrecognized tax benefits.

NOTE 9. STOCKHOLDERS’ EQUITY (DEFICIT)

On May 2, 2023, the Company completed a reverse stock split, which resulted in a 1-for-5.07614 reverse stock decrease in the number of outstanding shares of common stock. The stock split did not have any impact on the Company’s total stockholders’ equity (deficit).

As of December 31, 2022, the number of outstanding shares of common stock was 5,673,600 and the par value of common stock remained unchanged at 0.001 per share.

MVRK Lifestyle Inc.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

NOTE 10. SHARE SUBSCRIPTION PAYABLE

During 2022, the Company entered into stock subscription agreements under a Regulation A filing where the Company agreed to issue 1,949 shares of common stock (post reverse split) at $12.69 per share. The proceeds net of expenses were $23,167 and have been reflected in stock subscriptions payable on the accompanying consolidated balance sheet. The Company began issuing these shares in May 2023.

NOTE 11. SUBSEQUENT EVENTS

On January 31, 2023, the Company amended its loan agreement with the BH Group LLC. The note added a conversion option where beginning on the date of the consummation of “the IPO,” defined as aggregate gross proceeds to the Public Company exceeding (unless waived by the Lender) $5,000,000.00. The conversion gives the lender the option to convert the outstanding principal and interest under this Note shall be convertible (in whole or in part) into common stock of the Company or its successor, at a conversion price of the lowest per Common Stock public offering price in the IPO.

The note as extended the maturity date until March 2024, and revised the payment schedule to include a $2.1 million payment representing $219,375 of interest due on February 1, 2023, a $181,136 of interest originally due May 1, 2023, and $1,699,488 representing principal payment.

On May 4, 2023, the Company effected a one-for-5.07614 reverse split of its common stock.

On June 20, 2023, the Company amended its articles of incorporation to include a second class of Common Stock. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (1) vole for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

The holders of the Class B Common Stock shall have following conversion rights. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; provided however, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

[           ] Shares of Class A Common Stock

Maverick Lifestyle Inc.

Shares of Class A Common Stock

Prospectus

Boustead Securities, LLC

           , 2023

Until and including        , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Maverick Lifestyle Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant:

Amount to be Paid
SEC Registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee	$
Printing and engraving expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer Agent’s fees	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Section 78.138 of the NRS provides that a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director’s or officer’s act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our Company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

Our Bylaws provide, among other things, that a director, officer, employee or agent of the corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best of our interests, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe that such person’s conduct was unlawful. The Company also maintains an insurance policy to assist in funding indemnification of directors and officers for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be provided for directors, officers, employees, agents or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act:

In March 2022, we obtained all of the issued and outstanding equity MVRK Farms LLC (“MVRK Farms”) and MVRK Tobacco Manufacturing, LLC (“MVRK Tobacco”), in exchange for 2,955,002 shares of our common stock issued to the shareholders of MVRK Farms, which were Victor Krahn, our CEO and director, and Bryce Foreman, our Chief Technology Officer, and 2,718,602 shares of our common stock issued to the shareholders of MVRK Tobacco, which was Mr. Krahn. The securities were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

From October to December 2022, we issued 1,960 shares of our common stock at an offering price of $12.69 per share. The shares were issued pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings.

In March 2020, we entered into a loan with a former shareholder of the Company, in conjunction with an asset purchase agreement, for which we our jointly liable for the obligation. The loan was for the amount of $9,750,000 and accrues interest of 7% per annum for the first 18 months, and 9% per annum thereafter, compounding on a quarterly base. In January 2023, we repaid a portion of the note, such that the current principal amount of the loan is $8.05 million. In connection with this payment, we extended the maturity date of the loan to March 5, 2024, and provided a conversion option such that upon the completion of the Company’s current offering, the loan will become convertible at the option of the lender into shares of our common stock at the public offering price in this offering. The securities were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Exhibit Number	Description
1.1	Form of Underwriting Agreement *
3.1	Articles of Incorporation of Maverick Lifestyle Inc., as amended and restated (incorporated by reference to exhibit 2.1 of the Form 1-K for year ended December 31, 2022)
3.2	Bylaws of Maverick Lifestyle Inc. *
4.1	Form of common stock certificate *
4.2	Form of Underwriter Warrant *
4.3	Promissory Note, dated March 5, 2020, in the original principal amount of $9,750,000, made jointly and severally by MaVeRicK Collective Inc., MVRK Tobacco Manufacturing LLC, MVRK Tobacco Importers LLC, MVRK Research LLC, MVRK Farms LLC, Greener & Wilder LLC, MVRK Distribution LLC, MVRK Holdings LLC, MVRK Distro LLC, North Carolina Tobacco Manufacturing LLC, North Carolina Tobacco Importers, LLC, and 21st Century Brands Distributing LLC, to the order of BH Group, LLC *
4.4	Amendment and Joinder to Loan Documents *
4.5	Amendment to Secured Promissory Note dated January 31, 2023 *
4.6	Amendment to Loan Documents dated January 31, 2023 *
5.1	Opinion of ArentFox Schiff LLP *
10.1	2023 Stock Plan of Maverick Lifestyle Inc. *
10.2	Manufacturing/Distribution Agreement, dated March 5, 2020, between MVRK Farms LLC and North Carolina Tobacco Manufacturing LLC. *
10.3	Equipment Right of Use Agreement, dated March 5, 2020, between MVRK Tobacco Manufacturing LLC and North Carolina Tobacco Manufacturing LLC *
10.4	Amended and Restated Sublease Agreement, dated March 5, 2020, by and between North Carolina Tobacco Manufacturing, LLC, and MVRK Farms LLC, Greener & Wilder LLC, and MVRK Research LLC *
14.1	Code of Ethics *
23.1	Consent of RBSM, LLP *
23.2	Consent of ArentFox Schiff LLP (included in Exhibit 5.1) *
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Stantonsburg, North Carolina, on [     ], 2023.

MAVERICK LIFESTYLE INC. (Registrant)

By:
Victor Krahn Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Victor Krahn as attorney-in-fact and agent, with full power of substitution and re-substitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

	Director and Chief Executive Officer	[ ], 2023
Victor Krahn	(Principal Executive Officer)

Chief Financial Officer
	(Principal Financial and Accounting Officer)	[ ], 2023

Director
Setti Coscarella		[ ], 2023

Director
Michael D. Lawyer		[ ], 2023

Director
Howard Z. Muehlgay		[ ], 2023

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